       As Filed with the Securities and Exchange Commission on February 28, 1997
                                                   Registration No.  33-[______]

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-6


                  REGISTRATION STATEMENT UNDER THE SECURITIES
                         ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2


             MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I
             -----------------------------------------------------
                          (Exact Name of Registrant)

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                  -------------------------------------------
                               1295 State Street
                       Springfield, Massachusetts  01111
                    (Address of Principal Executive Office)

                     THOMAS FINNEGAN, CORPORATE SECRETARY
                     ------------------------------------
                               1295 State Street
                       Springfield, Massachusetts  01111
              (Name and Address of Agent for Service of Process)

                     FLEXIBLE PREMIUM GROUP VARIABLE LIFE



APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

                     RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS


Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------

     1               Cover Page; Glossary; The Separate Account

     2               Cover Page; What is MassMutual; The
                     Separate Account

     3               Investment of the Separate Account

     4               Sales and Other Agreements

     5               The Separate Account

     6               The Separate Account

     7               Not Applicable

     8               Not Applicable

     9               Legal Proceedings

    10               Cover Page; Basic Questions and Answers
                     About Us and Our Policy; Initial Minimum Premium Requirements; Death Benefits
                     Under the Policy; Free Look Provision;
                     Account Value and Cash Surrender Value; Policy Loan Privilege; The Separate Account; Charges Under the Policy; Modal Term Premiums;
                     Sales and Other Agreements;
                     When We Pay Proceeds; Payment Options; Our
                     Rights; Your Voting Rights; Basic Questions and Answers About Us and Our Policy

    11               The Separate Account

    12               The Separate Account; Sales and Other
                     Agreements

    13               The Separate Account; Charges Under the Policy

    14               Basic Questions and Answers About Us and Our
                     Policy; The Separate Account; Sales and Other
                     Agreements

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS


Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------

    15               Basic Questions and Answers About Us and Our
                     Policy; General Provisions of the Policy
    16               The Separate Account; Investment Return

    17 The Separate Account; Account Value and Cash Surrender Value; Withdrawal Rights and Payment Options

    18               The Separate Account

    19               Records and Reports

    20               Not Applicable

    21 What is the loan privilege and how does a loan affect the Policy's Death Benefit and Cash Surrender Value; Policy Loan Privilege

    22               Not Applicable

    23               Bonding Arrangement

    24               Limits on Our Right to Challenge the Policy;
                     Suicide; Misstatement of Age or Sex;
                     Assignment; Beneficiary; Our Rights; The
                     Separate Account; Optional Benefits Obtainable by Rider

    25               Basic Questions and Answers About Us and Our
                     Policy

    26               Not Applicable

    27               Basic Questions and Answers About Us and
                     Our Policy

    28               Directors and Executive Officers of MassMutual

    29               Basic Questions and Answers About Us and
                     Our Policy

    30               Not Applicable

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------

    31               Not Applicable

    32               Not Applicable

    33               Not Applicable

    34               Not Applicable

    35               Basic Questions and Answers About Us and
                     Our Policy

    36               Not Applicable

    37               Not Applicable
                     Sales and Other Agreements

    38               Sales and Other Agreements

    39               Sales and Other Agreements

    40               Sales and Other Agreements

    41               Sales and Other Agreements

    42               Not Applicable

    43               Sales and Other Agreements

    44               The Separate Account; Investment Return;
                     Charges for Federal Income Tax; General
                     Provisions of the Policy

    45               Not Applicable

    46               The Separate Account; Investment Return

    47               The Separate Account

    48               The Separate Account; Investment Return

    49               Not Applicable

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS


Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------

    50               The Separate Account

    51               Cover Page; Basic Questions and Answers
                     About Us and Our Policy

    52               The Separate Account; Your Voting Rights; Our Rights

    53               Federal Income Tax Considerations

    54               Not Applicable

    55               Not Applicable

    56               Not Applicable

    57               Not Applicable

    58               Not Applicable

    59               Financial Statements

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                 VARIABLE RIDER
                                       TO
          GROUP FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE

This prospectus describes a variable rider issued in connection with certificates issued to individuals participating under group flexible premium adjustable life insurance policies issued by Massachusetts Mutual Life Insurance Company ("MassMutual"). The group policies allow individual owners to elect certificates offering participation in MassMutual's fixed account and to elect a rider to the certificate offering additional participation in a separate account of MassMutual. The certificates issued to individuals who also elect the variable rider are referred to herein as "Policies" or "Policy." The Policy provides lifetime insurance protection and has flexibility with respect to premium payments. Payments are based upon the Selected Face Amounts chosen in the Enrollment Form or Application. Policyowners have several investment alternatives from which to choose. An individual Policyowner may generally allocate the premium for his or her Policy among a Guaranteed Principal Account ("GPA") and the sixteen Separate Account divisions of a designated segment (the "GVUL Segment") of Massachusetts Mutual Variable Life Separate Account I (the "Separate Account") after certain deductions have been made. (For details see "Deductions From Premiums.") At any one time, only eight divisions of the Separate Account plus the GPA are available to a Policyowner. The GVUL Segment of the Separate Account is divided into sixteen divisions (the "Divisions").
One division (the "MML Equity Index Division") invests in one fund of the MML Series Investment Fund (the "MML Trust"); nine divisions, (the "Oppenheimer Divisions"), invest in nine funds of Oppenheimer Variable Account Funds (the "Oppenheimer Trust"); and six divisions, (the "Panorama Divisions"), invest in six series of the Panorama Series Fund, Inc. (the "Panorama Fund").

The Death Benefit may, and Cash Surrender Value of a Policy most likely will, vary up or down depending on the investment performance of the Divisions of the Separate Account. While there is no guaranteed minimum Cash Surrender Value for a Policy invested in the Separate Account, a Policy's Death Benefit will never be less than its Selected Face Amount. The Cash Surrender Value can increase, decrease, or remain level each year based upon the Selected Face Amount and Death Benefit Option chosen by the Policyowner, subject to certain rules established by MassMutual. Furthermore, the Policy will not lapse provided there is sufficient Account Value available to pay applicable monthly charges. (For details see "Account Value Charges" and "Separate Account Charges")

The Divisions have distinct investment portfolios. The MML EQUITY INDEX DIVISION invests in shares of MML Equity Index Fund, which invests substantially all its assets, to the extent practicable, in the stocks that compose the Standard & Poor's 500 Composite Stock Price Index. The OPPENHEIMER MONEY DIVISION invests in shares of Oppenheimer Money Fund which invests primarily in "money market" securities consistent with low capital risk and maintenance of liquidity. The OPPENHEIMER BOND DIVISION invests in shares of Oppenheimer Bond Fund which invests primarily in high yield fixed-income securities. The OPPENHEIMER STRATEGIC BOND DIVISION invests in shares of Oppenheimer Strategic Bond Fund which invests primarily in: (i) foreign government and corporate debt securities; (ii) U.S. government securities; and (iii) lower-rated high yield, high-risk debt securities. The OPPENHEIMER HIGH INCOME DIVISION invests in shares of Oppenheimer High Income Fund which invests primarily in lower-rated, high yield, high risk income securities. The OPPENHEIMER GROWTH & INCOME DIVISION invests in shares of Oppenheimer Growth & Income Fund which invests primarily in equity and debt securities. The OPPENHEIMER MULTIPLE STRATEGIES DIVISION invests in shares of Oppenheimer Multiple Strategies Fund which invests primarily in common stocks and other equity securities, bonds, other debt securities and "money market securities." The OPPENHEIMER GROWTH DIVISION invests in shares of Oppenheimer Growth Fund which invests primarily in securities of well-known companies. The OPPENHEIMER CAPITAL APPRECIATION DIVISION invests in shares of Oppenheimer Capital Appreciation

Fund which invests primarily in securities of growth-type companies. The OPPENHEIMER GLOBAL SECURITIES DIVISION invests in shares of Oppenheimer Global Securities Fund which invests primarily in securities of foreign issuers, growth type companies, cyclical industries and special situations which are believed will appreciate in value. The PANORAMA TOTAL RETURN DIVISION invests in shares of the Panorama Total Return Portfolio which invests primarily in stocks, corporate bonds, U.S. Government securities, and money market instruments. The PANORAMA GROWTH DIVISION invests in shares of the Panorama Growth Portfolio which invests primarily in common stocks with low price-earnings ratios and better than anticipated earnings. The PANORAMA INTERNATIONAL EQUITY DIVISION invests in shares of the Panorama International Equity Portfolio which invests primarily in equity securities of companies based outside of the United States. The PANORAMA LIFESPAN CAPITAL APPRECIATION DIVISION invests in shares of the Panorama LifeSpan Capital Appreciation Portfolio which invests in a strategically allocated portfolio consisting primarily of equity securities. The PANORAMA LIFESPAN BALANCED DIVISION invests in shares of the Panorama LifeSpan Balanced Portfolio which invests in a strategically allocated portfolio of equity securities and fixed income securities with a slightly stronger focus on equity securities. The PANORAMA LIFESPAN DIVERSIFIED INCOME DIVISION invests in shares of the Panorama LifeSpan Diversified Income Portfolio which invests in a strategically allocated portfolio with a focus on fixed income securities. (Collectively, these sixteen funds are referred to as the "Funds.") The shares of the underlying Funds purchased by the Divisions are held by MassMutual as custodian of the Separate Account. (For details regarding the charges against the Separate Account, see "Separate Account Charges.")

All Policies are serviced through MassMutual's Home Office which is located in Springfield, Massachusetts. The mailing address is Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts 01111. The telephone number is
(413) 788-8411.

                                 [_____, 1997]

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES OF THE MML EQUITY INDEX FUND, OPPENHEIMER VARIABLE ACCOUNT FUNDS, AND PANORAMA SERIES FUND, INC.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY. WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN.

REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE GROUP FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE TO AGE 95 WITH VARIABLE

RIDER OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.

TABLE OF CONTENTS                                                               PAGE
-----------------                                                               ----
Definitions Of Terms
Basic Questions And Answers About Us And Our Policy
     What is MassMutual? What variable life insurance policy are We offering?
     Availability
     Initial Minimum Premium Requirements
     Underwriting
     What is the Account Value of the Policy?
     What are the Divisions of the Separate Account?
     What is the Guaranteed Principal Account ("GPA")?
     Is the level of the Death Benefit guaranteed?
     Is the Death Benefit subject to income taxes?
     Does the Policy have a Cash Surrender Value?
     What is a modified endowment contract?
     Can this Policy become a modified endowment contract?
     What about Premiums?
     When are Initial Premiums allocated to the Guaranteed Principal Account or the Separate Account?
     How can the Net Premium and the Account Value of the Policy be
     allocated among the Guaranteed Principal Account and the  Separate
     Account Divisions?
     How long will the Policy remain in force?
     Are there charges against the Policy?
     What is the loan privilege and how does a loan affect the Policy's Death
     Benefit and Cash Surrender Value?
     Are dividends paid on the Policy?
     Do I have a right to cancel?

Charges Under The Policy
     Deductions from Premiums
          Sales Load
          State Premium Tax Charge
          Deferred Acquisition Cost ("DAC") Tax Charge

     Account Value Charges
          Administrative Charge
          Charge for Cost of Insurance Protection

     Separate Account Charges
          Charges for Mortality and Expense Risks
          Charges for Federal Income Taxes

The Separate Account
          Investment of the Separate Account
          Investment Objectives
          Rates of Return

General Provisions Of The Policy

TABLE OF CONTENTS                                                               PAGE
-----------------                                                               ----
          Premiums
          Planned Policy Premiums - Modal Term Premiums
          Minimum and Maximum Premium Payments
          Termination
          Grace Period

Death Benefit Under The Policy

Account Value And Cash Surrender Value
          Account Value
          Transfers
          Automated Account Re-Balancing
          Investment Return
          Cash Surrender Value
          Withdrawals

Policy Loan Privilege
          Source of Loan
          If Loans Exceed the Policy Account Value
          Interest
          Repayment
          Interest on Loaned Value
          Effect of Loan

Free Look Provision

Exchange Privilege

Your Voting Rights

Our Rights

Directors And Executive Vice Presidents
 Of MassMutual

The Guaranteed Principal Account

Federal Income Tax Considerations
          MassMutual - Tax Status
          Policy Proceeds, Premiums, and Loans
          Modified Endowment Contracts
          Diversification Standards

Additional Provisions Of The Policy
          Paid-up Policy Date
          Reinstatement Option
          Payment Options
          Fixed Amount Payment Option
          Fixed Time Payment Option
          Interest Payment Option

TABLE OF CONTENTS                                                               PAGE
-----------------                                                               ----
     Lifetime Payment Option
     Joint Lifetime Payment Option
     Joint Lifetime Payment Option with Reduced Payments
     Withdrawal Rights under Payment Options
     Beneficiary
     Changing the Policyowner or Beneficiary
     Right to Substitute Insured
     Assignment
     Dividends
     Limits on Our Right to Challenge the Policy
     Misstatement of Age or Sex
     Suicide
     When We Pay Proceeds

Optional Benefits Obtainable By Rider

     Disability Waiver Rider
     Accelerated Benefits Rider
     Accidental Death Benefits Rider
     Accidental Death and Dismemberment

Records And Reports

Sales And Other Agreements
     Commissions Schedule
     Bonding Arrangement

Legal Proceedings

Experts

Financial Statements

Appendix A

Appendix B

Appendix C

DEFINITION OF TERMS

ACCOUNT VALUE:  The sum of the Variable Account Value and the Fixed Account
-------------
Value of the Policy.

APPLICATION:  The form used to apply for an increase in the Selected Face Amount
-----------
of the Policy after the Policyowner ceases to be associated with an Employer. Enrollment Forms are used to apply for the initial Selected Face Amount and any subsequent increases when the Policyowner remains associated with the Employer. A supplement to the Application is used to apply for the variable rider.

BENEFICIARY:  The person or persons that the Policyowner specifies to Us in
-----------
writing to receive insurance proceeds after the Insured dies.

CASH SURRENDER VALUE:  The amount payable to a Policyowner upon Surrender of the
--------------------
Policy.  It is equal to the Account Value less any Policy Debt.

CERTIFICATE:  A document issued by Us under a group flexible premium adjustable
-----------
life insurance contract to Certificate owners, setting forth or summarizing the Certificate owner's rights and benefits.

DEATH BENEFIT:  The amount payable to the named Beneficiary when the Insured
-------------
dies. A choice of Death Benefits is available under the Policy (referred to as "Option A" and "Option B"). The Death Benefit under Option A equals the greater of the Selected Face Amount or the Minimum Face Amount in effect on the date of death, with possible additions and deductions. The Death Benefit under Option B equals the greater of the Selected Face Amount plus the Account Value or the Minimum Face Amount in effect on the date of death, with possible additions and deductions. Possible additions include the portion of the Monthly Deduction attributable to death benefit coverage after the Insured's death. Possible deductions include Policy Debt and unpaid Monthly Deductions.

DIVISIONS:  The subaccounts of the Separate Account, each of which invests in
---------
shares of the MML Series Investment Fund (the "MML Trust"), the Oppenheimer Variable Account Funds (the "Oppenheimer Trust"), or the Panorama Series Fund, Inc. (the "Panorama Fund").

EMPLOYEE:  A person who is associated with an Employer and the spouse of such
--------
person.

EMPLOYER:  The employer, association, sponsoring organization or trust which has
--------
executed a Participation Agreement electing participation in a Group Contract.

ENROLLMENT FORM:  A document used by potential Certificate owners to apply for
---------------
the Certificates and to apply for an increase in the Selected Face Amount of the Certificate when the Certificate owner is associated with an Employer.

FIXED ACCOUNT VALUE:  The Account Value which is allocated to the GPA.
-------------------

FREE LOOK PERIOD:  The period during which a Certificate owner may return the
----------------
Certificate. It must be within 10 days of receipt of the Certificate (unless a different period is mandated under applicable state law). If You have added the variable rider to the Certificate prior to the expiration of Your Certificate's Free Look Period, amounts will be held in the Guaranteed Principal Account until the period's expiration.

GROUP CONTRACT:  A group flexible premium adjustable life insurance contract in
--------------
which the Employer elects to participate and which is issued by MassMutual.

GUARANTEED PRINCIPAL ACCOUNT ("GPA"):  A fixed account to which a Policyowner
------------------------------------
may allocate Net Premium or Account Value, which guarantees both the principal and a minimum interest rate. The GPA is part of Our General Account and its investment performance has no bearing upon the investment performance of the Separate Account.

HOME OFFICE:  The Home Office of MassMutual is located at 1295 State Street in
-----------
Springfield, Massachusetts.

INSURED:  Person whose life the Policy insures.
-------

ISSUE AGE:  The Insured's Age at his or her last birthday as of the date the
---------
Certificate is issued.

ISSUE DATE:  The date shown on the Policy schedule page.  It is the start date
----------
of the suicide and contestability periods. It is also the date from which the Certificate is in force if the first premium has been paid.

MINIMUM FACE AMOUNT:  An amount equal to Account Value times the applicable
-------------------
Minimum Face Amount percentage. This percentage depends upon the Insured's age. The Minimum Face Amount in any event may not be less than $50,000.

MODAL TERM:  A period selected by the Employer for which Modal Term Premiums
----------
will be paid in advance by the Employer. This period may be monthly, quarterly, semi-annual or annual. Your Modal Term is specified in Your Policy schedule page.

MODAL TERM PREMIUM:  The estimated premium amount sufficient to pay the Premium
------------------
Deduction and Monthly Deduction(s) under the Policy during one Modal Term. For example, if a Policy has a monthly Modal Term, the Modal Term Premium would be one estimated Monthly Deduction plus one estimated Premium Deduction. If a Policy maintains a yearly Modal Term, the Modal Term Premium would be twelve estimated Monthly Deductions plus one estimated Premium Deduction. The Monthly Deduction necessary under any Policy varies by initial Selected Face Amount, issue age, underwriting classification, and rider(s) selected.

MONTHLY CALCULATION DATE:  The monthly date on which the Monthly Deductions
------------------------
under the Policy are generally deducted from the Account Value. The first Monthly Calculation Date will be the Policy Date, and subsequent Monthly Deductions will be on the same date of each succeeding calendar month. Monthly Deductions from Your Policy are made on the Monthly Calculation Date. However, if the Monthly Calculation Date does not fall on a Valuation Date, the Monthly Deduction will occur on the next succeeding Valuation Date. Monthly Deductions will occur on a date other than the Monthly Calculation Date when; 1) We receive the initial premium for Your Certificate; and 2) We receive a premium amount sufficient to prevent termination of the Policy in accordance with the Grace Period and Termination provisions of the Policy. (See "Grace Period" and "Termination"). All Policies issued to the same group are generally aggregated for purposes of maintaining the same monthly date. The Policies are Certificates to which variable account riders have been added. Therefore, the monthly calculation date and policy date remain the same in Your Certificate even after You have elected the variable account rider.

MONTHLY DEDUCTION:  The deductions from the Account Value under the Policy which
-----------------
are generally deducted on the Monthly Calculation Date. The deductions are equal to the sum of the charge for cost of insurance protection, plus the Administrative Charge, plus a charge for the cost of any additional benefits provided by rider.

NET PREMIUM:  Premium paid less sales load, state premium tax charges and
-----------
deferred acquisition cost tax charges.

PAID-UP POLICY DATE:  The Policy Anniversary Date succeeding the Insured's 95th
-------------------
birthday.

PARTICIPATION AGREEMENT:  An agreement executed by the Employer requesting
-----------------------
participation in a Group Contract issued by MassMutual.

POLICY:  The Certificate, as amended by the variable rider, offered by
------
MassMutual and described in this Prospectus.

POLICY ANNIVERSARY:  The anniversary of the Policy Date.
------------------

POLICY DATE:  The date shown on the Policy schedule page used as the starting
-----------
point for determining Policy Anniversary Dates, Policy Years and Monthly Calculation Dates. The Policies are Certificates to which variable account riders have been added. Therefore, the policy dates, anniversary dates, policy years, and monthly calculation dates remain the same in Your Policy even after You have elected the variable account rider.

POLICY DEBT:  The amount of obligation from a Policyowner to MassMutual from
-----------
outstanding loans made to the Policyowner under the Policy. This amount includes any loan interest accrued to date.

POLICY YEAR:  The twelve month period commencing with the Policy Date, and each
-----------
successive twelve month period thereafter.

POLICYOWNER:  The owner of a Policy, as designated in the Enrollment Form or
-----------
Application, or as subsequently changed.

PREMIUM:  The payment that may be paid to Us to purchase life insurance and to
-------
increase the Account Value of the Policy.

PREMIUM DEDUCTION: The deductions We make from premiums prior to the allocation
-----------------
of such premiums to the GPA or the selected Divisions. The deductions are equal to the sum of the charges for sales load, state premium tax, and deferred acquisition ("DAC") tax.

PREMIUM TAX:  The amount of premium tax, if any, charged by a state or other
-----------
governmental authority.

SELECTED FACE AMOUNT:  The amount of insurance coverage chosen by the
--------------------
Policyowner.

SEPARATE ACCOUNT:  The segregated asset account called "Massachusetts Mutual
----------------
Variable Life Separate Account I" established by MassMutual under the laws of Massachusetts and registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account will be used to receive and invest premiums for this Policy and for other variable life insurance policies MassMutual issues. For each class of policy there will be a designated segment of the Separate Account.

SURRENDER:  A surrender by the Policyowner of all rights under the Policy while
---------
the Policy is in force in exchange for the entire Account Value minus any Policy Debt under the Policy.

VALUATION DATE:  Any date on which the net asset value of the shares of the
--------------
Funds is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

VALUATION PERIOD:  The period of time from the end of one Valuation Date to the
----------------
end of the next Valuation Date.

VALUATION TIME:  The time the New York Stock Exchange (or its successor) closes
--------------
on a Valuation Date (currently 4:00 p.m. New York time). All actions which are to be performed on a Valuation Date will be performed as of the Valuation Time.

VARIABLE ACCOUNT VALUES:  Account Values which are allocated to any of the
-----------------------
Divisions of the GVUL Segment of the Separate Account.

WE, US, OR OUR:  Refers to MassMutual.
--------------

WITHDRAWAL:  A withdrawal of Account Value by the Policyowner.
----------

YOU OR YOURS:  Refers to the Policyowner.
------------

BASIC QUESTIONS AND ANSWERS ABOUT US AND OUR POLICY

WHAT IS MASSMUTUAL?  MassMutual is a mutual life insurance company chartered in
-------------------
1851 under the laws of Massachusetts. Its Home Office is located at 1295 State Street in Springfield, Massachusetts. MassMutual is licensed to transact life, accident and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada.

On February 29, 1996, MassMutual and Connecticut Mutual Life Insurance Company ("Connecticut Mutual") merged. As a result, the separate existence of Connecticut Mutual ceased and MassMutual continues its corporate existence under its current name. As of December 31, 1996, MassMutual had total contingency reserves in excess of $2.6 billion and consolidated assets of $55.8 billion.

WHAT VARIABLE LIFE INSURANCE POLICY ARE WE OFFERING?  In this Prospectus We are
----------------------------------------------------
offering a variable account rider to a Certificate (the "Policy") which provides the Policyowner the opportunity to allocate Account Value to the Separate Account. The Policy is evidence of individual insurance containing a variable accumulation option. We issue the Policy to provide for a Death Benefit and Cash Surrender Value, as well as loan privileges and flexible premiums. The Policyowner may select the timing and amount of premium payments. The Policy is considered "variable" because, unlike the fixed benefits of a traditional whole life policy, the Death Benefit may, and Cash Surrender Value most likely will, vary to the extent that the Account Value under the Policy is allocated to the Division(s). Certain provisions of the Policy as described herein may be somewhat different in any particular state because of specific state requirements.

The Policy evidences a legal contract between the Employer, Policyowner and MassMutual. The entire contract consists of the Group Contract, the Enrollment Form, the Application, the Policy and any amendments, supplements, or riders added thereto. In the event of a conflict between the contract, as evidenced by the aforementioned documents, and this prospectus, the terms of the contract shall apply.

AVAILABILITY.  The variable rider may only be elected by Certificate owners.
-------------
The Certificates are only available to individuals who are members of a group acceptable to MassMutual where the group sponsor such as an employer, association, sponsoring organization or trust executes a Participation Agreement requesting participation in a Group Contract issued by MassMutual. Each individual in a group accepted by MassMutual is aggregated for purposes of determining Issue Dates, Policy Dates, underwriting classification, and sales load percentages. The Group Contract and the Participation Agreement specify the rights and privileges of the group sponsor ("Employer"). The Policy is evidence of coverage under the Group Contract and Individuals may exercise all rights and privileges under the Policy through the Employer. After termination of the employment or other relationship, an individual who has been issued the Policy may exercise all rights and privileges directly with MassMutual.

INITIAL MINIMUM PREMIUM REQUIREMENTS.  The minimum initial premium for the
-------------------------------------
variable rider to Your Certificate is a $500 lump sum premium payment. Your election of the variable rider activates the minimum premium requirement.

UNDERWRITING.  The Company does not require underwriting prior to issuance of
-------------
the variable rider. However, before issuing any Certificate We will require satisfactory evidence of insurability, except under a guaranteed issue underwriting approach. (For details see "Death Benefit Under The Policy")

WHAT IS THE ACCOUNT VALUE OF THE POLICY? The Account Value is determined by the
----------------------------------------
amount and frequency of premium payments, the investment experience of the Divisions chosen by the Policyowner (the Variable Account Value), the interest earned on Account Value allocated to the GPA (the Fixed Account Value), and any Withdrawals or charges imposed in connection with the Policy. The Policyowner bears the investment risk of any reduction in value of the underlying assets of the Divisions but also may benefit from any appreciation in value. (For details see "Account Value." )

WHAT ARE THE DIVISIONS OF THE SEPARATE ACCOUNT? The Separate Account has sixteen
-----------------------------------------------
Divisions: the MML Equity Index Division, the Oppenheimer Money Division, the Oppenheimer Bond Division, the Oppenheimer Strategic Bond Division, the Oppenheimer High Income Division, the Oppenheimer Growth & Income Division, the Oppenheimer Multiple Strategies Division, the Oppenheimer Growth Division, the Oppenheimer Capital Appreciation Division, the Oppenheimer Global Division, the Panorama Total Return Division, the Panorama Growth Division, the Panorama International Equity Division, the Panorama LifeSpan Capital Appreciation Division, the Panorama LifeSpan Balanced Division, and the Panorama LifeSpan Diversified Income Division. Each Division invests only in shares of a single investment company or a single series of an investment company. The Divisions are intended to provide money to pay benefits under the Policy but do not guarantee a minimum interest rate or guarantee against asset depreciation. (For details see "The Separate Account.")

WHAT IS THE GUARANTEED PRINCIPAL ACCOUNT ("GPA")?  As an alternative to the
-------------------------------------------------
Separate Account, the Policyowner may allocate Net Premium or transfer Account Value to the GPA. Amounts so allocated or transferred become part of MassMutual's general account assets. The Policyowner is not entitled to share in the investment experience of those assets. Rather, MassMutual guarantees a rate of return on the allocated amount equal to 3%. Although MassMutual is not obligated to credit interest at a rate higher than this minimum, it may declare a higher rate applicable for such periods as it deems appropriate. (For details see "The Guaranteed Principal Account.")

IS THE LEVEL OF THE DEATH BENEFIT GUARANTEED?  There are two Death Benefit
---------------------------------------------
options - Death Benefit Option A and Death Benefit Option B. The Death Benefit equals the greater of the Policy's Selected Face Amount for the Policy Year of death (plus the Account Value on the date of death if Death Benefit Option B is elected) or the Minimum Face Amount in effect on the date of death of the Insured. Death Benefit proceeds under either Option will be reduced by any outstanding Policy Debt and unpaid Monthly Deductions and increased by the portion of the Monthly Deduction attributable to death benefit coverage after the Insured's death. So long as the Policy remains in force, the Death Benefit You have selected will be available. (For details see "Death Benefit Under The Policy.")

IS THE DEATH BENEFIT SUBJECT TO INCOME TAXES?  A Death Benefit paid under our
---------------------------------------------
Policies is usually fully excludable from the gross income of the Beneficiary for federal income tax purposes. (For details see "Federal Income Tax Considerations" - "Policy Proceeds, Premiums and Loans.")

DOES THE POLICY HAVE A CASH SURRENDER VALUE?  The Policyowner may surrender the
--------------------------------------------
Policy at any time and receive its Account Value less any Policy Debt. There is no surrender charge on full surrenders. Partial withdrawals are allowed subject to certain restrictions and are subject to a withdrawal charge of the lesser of 2% of the Account Value or $25.00 which is deducted from each Withdrawal. (For details see "Withdrawals.") The Cash Surrender Value of a Policy fluctuates with the investment performance of the Divisions in which the Policy has Account Value, and with the interest rate on the amount held in the GPA. It may increase or decrease daily. For federal income tax purposes, the Policyowner usually is not taxed on increases in the Cash Surrender Value until the Policy is surrendered. In connection with certain Withdrawals of Account Value and loans on the Policy, however, the Policyowner may be taxed on all or a part of the amount distributed. (For details see "Cash Surrender Value" and "Federal Income Tax Considerations" - "Policy Proceeds, Premiums and Loans.")

WHAT IS A MODIFIED ENDOWMENT CONTRACT?  A modified endowment contract (as
--------------------------------------
defined by the Internal Revenue Code) is a life insurance policy under which the premiums paid during the first seven contract years exceed the cumulative premiums payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. Certain changes to a life insurance policy can subject it to re-testing for a new seven-year period. During an insured's lifetime, distributions from a modified endowment contract, including collateral assignments, loans, and withdrawals, are taxable to the extent of any income in the contract and may also incur a penalty tax if the Policyowner is not 59-1/2. (For details see "Modified Endowment Contracts.")

CAN THIS POLICY BECOME A MODIFIED ENDOWMENT CONTRACT?  Since this Policy permits
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flexible premium payments, it may become a modified endowment contract. The Company has the systems capacity to test a Policy at issue to determine whether it will be classified as a modified endowment contract ("MEC"). This test examines the Policy for MEC status at the time of issue. The Company has further safeguards in place to monitor whether a Policy may become a modified endowment contract after issue. (For details see "Federal Income Tax Considerations" - "Modified Endowment Contracts.")

WHAT ABOUT PREMIUMS?  The minimum initial premium for the variable rider to the
--------------------
Certificate is $500 which must be paid by You in a lump sum. Since the Policy is a "flexible premium policy" You may choose to pay more or less than the planned premium.

Your Employer is not required to pay a minimum initial premium for Your Policy. However, the Employer must pay the estimated premium amount sufficient to pay the Premium Deduction and Monthly Deduction(s) under Your Policy for the term selected by Your Employer. The term selected by Your Employer can be one month, one quarter, or semi-annual or annual and is called a Modal Term. Your Modal Term is specified in Your Policy's schedule page. The premium paid for the Modal Term is called a Modal Term Premium. The Modal Term Premium for a Policy is based upon its cost of insurance rates, Sales Load, State Premium Tax Charge, DAC Tax Charge, and the Administrative Charge. The method of calculating the Modal Term Premium is shown in Appendix C. The planned Employer paid premium is the Modal Term Premium for Your Policy.

Once the Policy is in force, the Modal Term selected by the Employer becomes the basis for the Policy's premium billing. We will forward billing statements to the Employer for each Modal Term. The Employer may change the Modal Term at any time upon written request; however, it may not be changed to a term of less than one month.

Once the Policyowner leaves his or her association with the Employer, the Policyowner may choose to continue the Policy. If the Policyowner chooses to continue the Policy, all of the rights and obligations previously held by the Employer will be vested in the Policyowner. In this event, MassMutual will discontinue billing for Your Modal Term premium. (For details see "General Provisions Of The Policy" - "Premiums.")

WHEN ARE INITIAL PREMIUMS ALLOCATED TO THE GUARANTEED PRINCIPAL ACCOUNT OR THE
------------------------------------------------------------------------------
SEPARATE ACCOUNT?  If Your Certificate has an unexpired Free Look Period at the
-----------------
time You elect the variable account rider, the initial Net Premium (i.e., premium paid less the Premium Deduction) will be initially allocated to the Guaranteed Principal Account during the Free Look Period (see "Free Look Provision"). At the end of the Free Look Period, the Net Premium paid by You is allocated to the GPA and/or Divisions according to Your instructions in the Application and subject to MassMutual's then current allocation rules. Billed Modal Term Premiums are always initially allocated to the GPA.

HOW CAN THE NET PREMIUM AND THE ACCOUNT VALUE OF THE POLICY BE ALLOCATED AMONG
------------------------------------------------------------------------------
THE GUARANTEED PRINCIPAL ACCOUNT AND THE DIVISIONS?  Premiums paid by You under
--- -----------------------------------------------
the Policy may be allocated to the Divisions (maximum of eight at one time) and the GPA. You choose the percentages of Your premiums to be allocated to the Divisions and/or the GPA when You elect the variable rider to Your Certificate. A Policyowner may choose any whole-number percentages as long as the total is 100%. The allocation of future

Net Premiums may be changed at any time without charge. Billed Modal Term Premiums payable by Your Employer are always allocated to the GPA. Transfers from the GPA are subject to certain restrictions. (For details see "Transfers").

The Account Value of the Policy may be transferred between the GPA and/or the Divisions by written request. Account Value may be transferred by dollar amount or by whole-number percentage, subject to restrictions. Only eight Divisions plus the GPA are available to a Policyowner at any one time. To allocate Net Premiums or to transfer Account Value to a ninth Division, the Policyowner must transfer 100% of the Account Value from one or more of the eight Divisions to which allocations are currently made. Transfers from the GPA are also subject to certain restrictions. (For details see "The Separate Account" and "Account Value and Cash Surrender Value - Account Value.") Automated Account Re-Balancing and Automated Account Value Transfer is also available. (For details see "Automated Account Re-Balancing" and "Automated Account Value Transfer.")

HOW LONG WILL THE POLICY REMAIN IN FORCE?  The Policy does not automatically
-----------------------------------------
terminate for failure of the Employer or You to pay planned Policy premiums or Modal Term Premiums. Conversely, payment of these amounts does not guarantee the Policy will remain in force. The Policy terminates only when the Account Value less any Policy Debt is insufficient to pay the Monthly Deduction, and a grace period expires without sufficient payment. (For details see "Termination and Grace Period.")

ARE THERE CHARGES AGAINST THE POLICY?  Certain charges are made against the
-------------------------------------
Policy. Before allocation of any premium to the Account Value, a percentage of each premium paid is deducted for expenses related to the sale and distribution of the Policies. These charges are called sales loads and the percentages may vary depending on group enrollment procedures selected by the Employer, total group premium paid by the Employer, the size of the Employer group, and other factors. This charge is specified on the schedule page to your Policy and is computed as a percentage of premiums paid by either You or the Employer. The charge is guaranteed not to exceed 5% of premiums. Once the charge is set, it will never change for any of the Policies issued to individuals under the same group.

There are two additional deductions from gross premiums: (1) for state premium taxes; and (2) for Deferred Acquisition Cost ("DAC") tax expense. Each premium, net of these charges, is allocated to the GPA or the Divisions and becomes a part of the Account Value. (For details see "Deductions From Premium.")

Certain monthly charges are generally deducted directly from the Policy's Account Value on each Monthly Calculation Date. These Monthly Deductions are equal to the sum of a charge for cost of insurance protection, the Administrative Charge, and a charge for the cost of any additional benefits provided by rider.

Some deductions are made on a daily basis against the assets of the Divisions.
A daily charge calculated at a current annual rate of 0.55% of the value of the assets of each Division is charged for mortality and expense risks. In no event will this rate exceed 1.00%. Similarly, tax assessments are calculated daily. Currently, We are not making any charges for income taxes, but We may make charges in the future against the Divisions for federal income taxes attributable to them.

Withdrawals of Account Value are permitted subject to certain restrictions. A charge equal to the lesser of $25 or 2% of the amount withdrawn is imposed for each Withdrawal.

(For details see "Charges Under The Policy" and "Federal Income Tax Considerations.")

WHAT IS THE LOAN PRIVILEGE AND HOW DOES A LOAN AFFECT THE POLICY'S DEATH BENEFIT
--------------------------------------------------------------------------------
AND CASH SURRENDER VALUE?  While the Policy is in force, a loan may be made on
-------------------------
the Policy, in a maximum amount equal to; 1) 90% of Your Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan;

less 3) interest on the loan being made and on other outstanding loan(s) to Your next Policy Anniversary Date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. (The maximum loan amount may be different if required by state law.) (For details see "Policy Loan Privilege.")

ARE DIVIDENDS PAID ON THE POLICY?  The Policy is participating, therefore, it
---------------------------------
may share in any dividends that MassMutual pays. Dividends are based on the Policy's contribution to any divisible surplus of MassMutual. Any dividends will be payable on the Policy Anniversary Date. MassMutual does not expect that any dividends will be paid under the Policies. (For details see "Dividends.")

DO I HAVE A RIGHT TO CANCEL?  Under the Free Look Provision, the owner of a
----------------------------
Certificate has a limited right to return the Certificate and receive a refund. This right expires ten days after You receive the Certificate (or a longer period if required by state law). The Certificate may be returned to our Home Office, to any of our agency offices, or to the agent who sold You the Certificate. Your Policy is a Certificate to which a variable account rider has been added. Therefore, Your election of the rider does not affect the duration of the Certificate's Free Look Period. (For details see "Free Look Provision.")

CHARGES UNDER THE POLICY

Certain charges are deducted to compensate MassMutual for providing the insurance benefits under the Policy, for administering the Policy, for assuming certain risks, and for incurring certain expenses in distributing the Policy.

DEDUCTIONS FROM PREMIUMS

Prior to the allocation of the premium payment to the GPA or the selected Divisions, a deduction as a percentage of premium is made for the sales load, state premium taxes, and the DAC tax expense ("Premium Deduction").

SALES LOAD.  The sales load component of the premium varies for each Employer
----------
group depending on group enrollment procedures selected by the Employer, total group premium paid by the Employer, the size of the Employer group, and other factors. The sales load is guaranteed not to exceed 5% of premiums. All Policies within an Employer group will have the same sales load expressed as a percentage of premiums paid. The charge applies to premiums paid under the Policy by either You or Your Employer. Once the charge is set, it will never change for any of the Policies issued to individuals under the same group. The sales load percentage appears on your Policy schedule page. There are no back-end surrender charges or contingent deferred sales loads applicable to the Policies.

The amount of the sales load in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that sales expenses are not covered by the sales load, they will be recovered from MassMutual surplus, including any amounts derived from the mortality and expense risk charge or the cost of insurance charge. (For a discussion of the commissions paid under the Policy, see "Sales And Other Agreements - Commission Schedule.")

The sales load will not be imposed upon proceeds received under an exchange of group universal life policies or certificates previously issued by Massachusetts Mutual Life Insurance Company for the Policies described in this prospectus.

STATE PREMIUM TAX CHARGE.  Various states apply premium taxes at various rates.
------------------------
We currently deduct a percentage equal to the applicable state rate of each premium to cover premium taxes assessed against

MassMutual by the various states. The applicable state rate will be either the Massachusetts rate or a higher rate. The current state premium tax charge ranges from 2.0% to 4% of each premium. This charge may increase or decrease to reflect either any change in the tax or changes of residence. The Policyowner should notify MassMutual of any change of residence. Any change in this charge would be effective immediately.

DEFERRED ACQUISITION COST ("DAC") TAX CHARGE.  We currently deduct 0.25% of each
--------------------------------------------
premium to cover a federal premium tax assessed against MassMutual. This charge relates to MassMutual's federal income tax burden, under Internal Revenue Code
Section 848, resulting from the receipt of premiums. This charge may be increased or decreased by Us.

ACCOUNT VALUE CHARGES

A monthly Administrative Charge and a cost of insurance charge are generally deducted from the Fixed Account Value on each Monthly Calculation Date. If the Fixed Account Value is less than the Administrative Charge and cost of insurance charge, then the deficiency is deducted from the Variable Account Value.

ADMINISTRATIVE CHARGE.  A monthly fee is deducted to compensate MassMutual for
---------------------
costs incurred in providing certain administrative services including premium collection, record keeping, processing claims, and communicating with Policyowners. Currently, the charge is $5.25 per month for each Policy. While this charge may increase or decrease, the maximum monthly Administrative Charge is $9 per month. (The maximum charge may be different if required by state law.) We deduct this charge from Your Policy's Fixed Account Value each month. If there are insufficient Fixed Account Values to pay the charge, We will deduct the deficiency from Your Policy's Variable Account Value pro rata according to Your Variable Account Value in the Divisions.

CHARGE FOR COST OF INSURANCE PROTECTION.  A charge for the cost of insurance
---------------------------------------
protection (also called a Mortality Charge in the Policy) is generally deducted on each Monthly Calculation Date and is based on the Insured's age and group rating. We deduct this charge from Your Policy's Fixed Account Value. If there are insufficient Fixed Account Values to pay the charge, We will deduct the deficiency from Your Policy's Variable Account Value pro rata according to Your Variable Account Value in the Divisions. The charge varies monthly because it is determined by multiplying the applicable cost of insurance rates by the amount at risk each Policy month. The maximum monthly cost of insurance charge for each $1,000 of insurance protection provided is shown in the Table of Maximum Monthly Mortality Charges in the Policy. MassMutual may charge less than these maximum charges. Any change in these charges will apply to all Policies in the same group and class.

SEPARATE ACCOUNT CHARGES

CHARGES FOR MORTALITY AND EXPENSE RISKS.  We charge the Divisions for the
---------------------------------------
mortality and expense risks We assume. We deduct a daily charge at a current effective annual rate of 0.55% of the value of each Division's assets that come from the Policy. While this charge may increase or decrease, the maximum charge is 1.00% annually. The charges are deducted daily and paid quarterly against the Separate Account divisions.

The mortality risk We assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that our costs of issuing and administering Policies may be more than We estimated.

If all the money We collect from this charge is not needed to cover Death Benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money We collect is insufficient, We will provide for all Death Benefits and expenses.

CHARGES FOR FEDERAL INCOME TAXES.  We do not currently make any charge against
--------------------------------
the Divisions for federal income taxes attributable to them. We may make such a charge eventually, however, in order to provide for the future federal income tax liability of the Divisions. For more information on charges for federal income taxes, see "Federal Income Tax Considerations" - "MassMutual" - "Tax Status."

THE SEPARATE ACCOUNT

The Separate Account was established on July 13, 1988 as a separate investment account of MassMutual by MassMutual's Board of Directors in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws.

The Separate Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Registration does not involve supervision of the management or investment practices or policies of either the Separate Account or of MassMutual. Under Massachusetts law, however, both MassMutual and the Separate Account are subject to regulation by the Division of Insurance of the Commonwealth of Massachusetts. Designated segments of the Separate Account will be used to receive and invest premiums for other variable life insurance policies issued by MassMutual. Such a segment, the GVUL Segment, has been established for the Policy.

Although the assets of the Separate Account are assets of MassMutual, that portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account attributable to the Policies may not be used to satisfy any obligations that may arise out of any other business We may conduct. They may, however, become subject to liabilities arising from other variable life insurance policies which the Separate Account funds. In addition, We may from time to time, at our discretion, transfer to our general account those assets which exceed the reserves and other liabilities of the Separate Account. Such transfers will not adversely affect the Separate Account.

Income, realized gains or losses, and unrealized gains or losses from each Division are credited to or charged against that Division without regard to any of our other income, gains, or losses.

MassMutual may accumulate in the Separate Account the charge for expense and mortality risks, the Monthly Deduction assessed against the Policy and investment results applicable to those assets that are in excess of net assets supporting the Policies.

INVESTMENT OF THE SEPARATE ACCOUNT. The designated segment of the Separate
----------------------------------
Account has sixteen Divisions attributable to the Policy. Each Division invests in shares of either the MML Trust, the Oppenheimer Trust, or the Panorama Fund. The Divisions of the Separate Account are:

THE MML EQUITY INDEX DIVISION - Amounts credited to this Division are invested in shares of MML Equity Index Fund, or its successor.

THE OPPENHEIMER MONEY DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Money Fund, or its successor.

THE OPPENHEIMER BOND DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Bond Fund, or its successor.

THE OPPENHEIMER STRATEGIC BOND DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Strategic Bond Fund, or its successor.

THE OPPENHEIMER HIGH INCOME DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer High Income Fund, or its successor.

THE OPPENHEIMER GROWTH & INCOME DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Growth & Income Fund, or its successor.

THE OPPENHEIMER MULTIPLE STRATEGIES DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Multiple Strategies Fund, or its successor.

THE OPPENHEIMER GROWTH DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Growth Fund, or its successor.

THE OPPENHEIMER CAPITAL APPRECIATION DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Capital Appreciation Fund, or its successor.

THE OPPENHEIMER GLOBAL SECURITIES DIVISION - Amounts credited to this Division are invested in shares of Oppenheimer Global Securities Fund, or its successor.

THE PANORAMA TOTAL RETURN DIVISION - Amounts credited to this Division are invested in shares of the Panorama Total Return Portfolio, or its successor.

THE PANORAMA GROWTH DIVISION - Amounts credited to this Division are invested in shares of the Panorama Growth Portfolio, or its successor.

THE PANORAMA INTERNATIONAL EQUITY DIVISION - Amounts credited to this Division are invested in shares of the Panorama International Equity Portfolio, or its successor.

THE PANORAMA LIFESPAN CAPITAL APPRECIATION DIVISION - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Capital Appreciation Portfolio, or its successor.

THE PANORAMA LIFESPAN BALANCED DIVISION - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Balanced Portfolio, or its successor.

THE PANORAMA LIFESPAN DIVERSIFIED INCOME DIVISION - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Diversified Income Portfolio, or its successor.

The shares of the underlying Fund purchased by each Division will be held by MassMutual as custodian of the Separate Account.

Although there are currently sixteen Divisions available to a Policyowner, a Policyowner may allocate Account Value to no more than eight Divisions at any one time. To allocate Net Premium or to transfer Account Value to a ninth Division which does not have Account Value allocated to it, a Policyowner must transfer 100% of the Account Value from one or more of the eight "active" Divisions to which allocations are currently made.

MML Equity Index Fund (the "MML Fund") is a separate series of shares of MML Series Investment Fund (the "MML Trust"), an open-end diversified management investment company. The Company acts as investment manager to each of the MML Funds which are part of the MML Trust, including the MML Equity Index Fund. MassMutual has entered into an investment sub-advisery agreement with Mellon Equity

Associates ("Mellon Equity") providing for Mellon Equity to manage the investment and reinvestment of assets with respect to the management of the MML Equity Index Fund. Mellon Equity is an indirect subsidiary of Mellon Bank Corporation and is located in Pittsburgh, Pennsylvania. As of December 31, 1996, Mellon Equity and its affiliates had over [$X] of assets under management. MassMutual and Mellon Equity are registered as investment advisers under the Investment Advisers Act of 1940.

OppenheimerFunds, Inc. ("OFI") acts as investment manager to the Oppenheimer Variable Account Funds (the "Oppenheimer Trust") and the Panorama Series Fund, Inc. (the "Panorama Fund"). The Oppenheimer Money Fund, Oppenheimer Bond Fund, Oppenheimer Strategic Bond Fund, Oppenheimer High Income Fund, Oppenheimer Growth & Income Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer Growth Fund, Oppenheimer Capital Appreciation Fund, and Oppenheimer Global Fund are part of the Oppenheimer Trust, an open-end, diversified, management investment company, which is available to act as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. The Panorama Total Return Portfolio, Panorama Growth Portfolio, Panorama International Equity Portfolio, Panorama LifeSpan Capital Appreciation Portfolio, Panorama LifeSpan Balanced Portfolio, and Panorama LifeSpan Diversified Income Portfolio are part of the Panorama Series Fund, Inc., an open-end, diversified, management investment company, which is available to act as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies.

OFI has entered into investment sub-advisery agreements with three sub-advisers to assist in the selection of portfolio investments for the Panorama Fund's International Equity Portfolio, LifeSpan Diversified Income Portfolio, LifeSpan Balanced Portfolio, and LifeSpan Capital Appreciation Portfolio. Babson-Stewart Ivory International ("Babson-Stewart") located in Cambridge, Massachusetts is the sub-adviser to the International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart is a partnership formed in 1987 between David L. Babson & Company, Inc., an indirect wholly-owned subsidiary of MassMutual, and Stewart Ivory & Company, Ltd., located in Edinburgh, Scotland. BEA Associates located in New York, New York is the sub-adviser to the high yield bond component of the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Pilgrim, Baxter & Associates ("Pilgrim Baxter") is the sub-adviser to the small cap component of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. With respect to the Oppenheimer Trust Funds and those Panorama Fund portfolios which do not utilize sub-advisers, OFI defines the composition of each respective fund and portfolio, and furnishes advice and recommendations with respect to the investments, investment policies and purchase and sale of securities. OFI, Babson-Stewart, BEA Associates, and Pilgrim Baxter are registered as investment advisers under the Investment Advisers Act of 1940.

The MML Trust, the Oppenheimer Trust, and the Panorama Fund are open-end, diversified management investment companies registered under the 1940 Act. The MML Trust consists of five MML Funds each of which has its own investment objectives and policies. The Oppenheimer Trust consists of nine Oppenheimer Funds, each of which has its own investment objectives and policies. The Panorama Fund consists of seven portfolios, each of which has its own investment objectives and policies. MassMutual maintains the MML Trust for the purpose of providing vehicles for the investment of assets held in various separate investment accounts, including the Separate Account, established by MassMutual or by life insurance companies which are subsidiaries of MassMutual. The Oppenheimer Trust and Panorama Fund were established for the purpose of providing investment vehicles for investment only by variable life insurance contracts and variable annuity contracts. Shares of the MML Funds are not offered to the general public, but solely to separate investment accounts established by MassMutual and life insurance company subsidiaries of MassMutual. Shares of the Oppenheimer Trust and Panorama Fund are not offered to the general public, but solely to insurance company separate accounts affiliated and unaffiliated with MassMutual which fund variable annuities and variable life insurance contracts.

INVESTMENT OBJECTIVES

The investment objective of MML Equity Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(C)" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc.)

The investment objective of the Oppenheimer Money Fund is to maximize current income from investments in "money market" securities consistent with low capital risk and maintenance of liquidity.

The investment objective of the Oppenheimer Bond Fund is to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

The investment objective of the Oppenheimer Strategic Bond Fund is to seek a high level of current income principally derived from interest income from investments in U.S. government securities, high yield fixed-income securities, and foreign fixed income securities and to seek to enhance such income by writing covered call options on debt securities.

The investment objective of the Oppenheimer High Income Fund is to earn a high level of current income by investing primarily in a diversified portfolio of high yield, fixed-income securities, including long-term debt obligations and preferred stock issues believed by OFI, in its capacity as investment manager of the Fund, not to involve undue risk. This Fund's investment policy is to assume certain risks (described more fully in the attached prospectus for the Oppenheimer Trust) in seeking high yield, which is ordinarily associated with high risk securities, commonly known as "junk bonds," in the lower rating categories of the established securities ratings services, and unrated securities.

The investment objective of the Oppenheimer Growth & Income Fund is to seek a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

The investment objective of the Oppenheimer Multiple Strategies Fund is to seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

The investment objective of the Oppenheimer Growth Fund is to seek to achieve capital appreciation by investing in securities of well-known established companies (companies which have a history of earnings and dividends). The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds.

The investment objective of the Oppenheimer Capital Appreciation Fund is capital appreciation. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds. In seeking this objective the Fund will emphasize investments in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

The investment objective of the Oppenheimer Global Securities Fund is to seek long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies and special investment opportunities (anticipated acquisitions, mergers or other unusual developments) which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of the Oppenheimer Global Securities Fund.

The investment objective of the Panorama Total Return Portfolio is to seek to maximize total investment return (including both capital appreciation and income) principally by allocating its asset among stocks, corporate bonds, U.S. Government securities and money market instruments according to changing market conditions.

The investment objective of the Panorama Growth Portfolio is to seek long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better-than-anticipated earnings. Realization of current income is a secondary consideration.

The investment objective of the Panorama International Equity Portfolio is to seek long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

The investment objective of the Panorama LifeSpan Capital Appreciation Portfolio is to seek long-term capital appreciation by investing in a strategically allocated portfolio of equities and fixed income securities consisting primarily of stocks. Current income is not a primary consideration.

The investment objective of the Panorama LifeSpan Balanced Portfolio is to seek a blend of capital appreciation and income by investing in a strategically allocated portfolio of stocks and bonds with a slightly stronger emphasis on stocks.

The investment objective of the Panorama LifeSpan Diversified Income Portfolio is to seek high current income, with opportunities for capital appreciation by investing in a strategically allocated portfolio of equities and fixed income securities consisting primarily of bonds.

The Separate Account purchases and redeems shares of the Funds at their net asset value which is determined at the time of the receipt of the purchase order or redemption request without the imposition of any sales or redemption charge. Boston Safe Deposit and Trust Company, with its home office located at One Boston Place, Boston, Massachusetts 02108 acts as custodian for the MML Equity Index Fund. The Bank of New York, with its home office located at One Wall Street, New York, NY 10015, acts as custodian for each of the Oppenheimer Funds. State Street Bank and Trust Company, with its home office located at 225 Franklin Street, Boston, Massachusetts, 02110, acts as custodian for the Panorama Fund and each of its Portfolios.

MassMutual serves as investment manager of the MML Equity Index Fund pursuant to an investment management agreement which provides for the Fund to pay MassMutual a quarterly fee at the annual rate of 0.40% of the first $100 million of net assets, 0.38% of the next $150 million, and 0.36% of net assets in excess of $250 million. MassMutual has entered into a sub-advisery agreement with Mellon Equity Associates ("Mellon Equity"), an indirect wholly owned subsidiary of Mellon Bank Corporation, whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund as sub-adviser to the Fund.

MassMutual has agreed to bear the expenses of each of the MML Funds, including the Equity Index Fund, (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of .11% of average daily net asset value through April 30, 1998.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies; certain wholly-owned subsidiaries of MassMutual; and various employee benefit plans. MassMutual also serves as the collateral co-manager for MassMutual Carlson CBO, N.V.

OFI serves as investment manager of each of the Oppenheimer Funds pursuant to Investment Management Agreements, each of which provides for the Oppenheimer Fund to pay OFI a monthly management fee computed separately on the net assets of each Fund as of the close of business each day. The management fee rates are as follows: (i) for Money Fund: 0.450% of the first $500 million of net assets, 0.425% of the next $500 million, 0.400% of the next $500 million, and 0.375% of net assets over $1.5 billion; (ii) for Capital Appreciation Fund, Growth Fund, Growth & Income Fund, Multiple Strategies Fund, and Global Securities Fund:
0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, and 0.60% of net assets over $800 million; and (iii) for High Income Fund, Bond Fund, and Strategic Bond Fund: 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million, and 0.50% of net assets over $1 billion.

OFI also serves as investment manager of each of the Portfolios of the Panorama Fund pursuant to Investment Management Agreements, each of which provides for the Portfolio to pay OFI a monthly management fee computed separately on the net assets of each Fund as of the close of business each day. The management fee rates are as follows: (i) for the Total Return Portfolio: 0.625% of the first $600 million of net assets, 0.45% of net assets over $600 million; and (ii) for the Growth Portfolio: 0.625% of the first $300 million of net assets, 0.500% of the next $100 million, and 0.450% of net assets over $400 million; and (iii) for the International Equity Portfolio: 1.00% of the first $250 million of net assets and 0.90% of net assets over $250 million; and (iv) for the LifeSpan Capital Appreciation Portfolio and LifeSpan Balanced Portfolio: 0.85% of the first $250 million of net assets and 0.75% of net assets in excess of $250 million, and (v) for the LifeSpan Diversified Income Portfolio: 0.75% of the first $250 million of net assets and 0.65% of net assets in excess of $250 million.

OFI, located at Two World Trade Center, New York, NY 10048-0203, has operated as an investment adviser since April 30, 1959. It and its affiliates currently advise U.S. investment companies with assets aggregating over $62 billion as of December 31, 1996, and having more than 3 million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corp., a holding company owned in part by senior management of OFI, and ultimately controlled by MassMutual.

Babson-Stewart Ivory International ("Babson-Stewart") is the sub-adviser to the Panorama Fund's International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. BEA Associates is the sub-adviser to the high yield bond component of the Panorama Fund's LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Pilgrim, Baxter & Associates ("Pilgrim Baxter") is the sub-adviser to the small cap component of the Panorama Fund's LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio.

Additional and more detailed information concerning the MML Funds, the Oppenheimer Funds, and the Panorama Fund's Portfolios, including information about the other expenses of such Funds and Portfolios, may be found in the accompanying Prospectuses for the MML Trust, the Oppenheimer Trust, and the Panorama Fund.

The assets of certain variable annuity separate accounts for which MassMutual or an affiliate is the depositor are invested in shares of the MML Funds. Because these separate accounts are invested in the same underlying MML Funds it is possible that material conflicts could arise between Policyowners and owners of the variable annuity contracts. Possible conflicts could arise if: (i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if MassMutual should be permitted to act contrary to actions approved by holders of the Policies under rules of the Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying MML Funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or (iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same MML Funds. The Board of Trustees of the MML Trust will follow monitoring procedures which have been developed to determine whether material conflicts have arisen. Such Board will have a majority of Trustees who are not interested persons of the MML Trust or MassMutual and determinations whether or not a material conflict exists will be made by a majority of such disinterested Trustees. If a material irreconcilable conflict exists, MassMutual will take such action at its own expense as may be required to cause the Separate Account to be invested solely in shares of mutual funds which offer their shares exclusively to variable life insurance separate accounts unless, in certain cases, the holders of both the Policies and the variable annuity contracts vote not to effect such segregation.

The Oppenheimer Trust and the Panorama Fund were established for use as an investment vehicle by variable contract separate accounts such as the Separate Account. Accordingly, it is possible that a material irreconcilable conflict may develop between the interests of Policyowners and other separate accounts investing in the Oppenheimer Trust or Panorama Fund. The Board of Trustees of the Oppenheimer Trust (the "Trustees") and the Board of Directors of the Panorama Fund (the "Directors") will monitor their respective investment company for the existence of any such conflicts. If it is determined that a conflict exists, the Trustees or the Directors, as the case may be, will notify MassMutual, and appropriate action will be taken to eliminate such irreconcilable conflicts. Such steps may include: (i) withdrawing the assets allocable to some or all of the separate accounts from the particular Oppenheimer Fund or Panorama Fund Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Oppenheimer Fund or Panorama Fund Portfolio; (ii) submitting the question whether such segregation should be implemented to a vote of all affected Policyowners; and
(iii) establishing a new registered management investment company or managed separate account.

RATES OF RETURN.  Tables 1 and 2 show the Effective Annual Rates of Return and
---------------
One Year Total Returns, respectively, of the Funds based on the actual investment performance (after deduction of investment management and fees and direct operation expenses).

Table 1 show figures for periods ended December 31, 1996, for the Funds. Table 2 shows December 31 annualized figures for the Funds. These rates of return do not reflect the mortality and expense risk charges assessed against the Separate Account. Also they do not reflect the Premium Deduction or Monthly Deduction assessed against the Policies (For details see "Charges Under the Policy" - "Deductions from Premiums" - "Account Value Charges"). Therefore these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, "Account Value and Cash Surrender Value" - "Investment Return"). The rates of return shown are not necessarily indicative of future performance. They may be considered in assessing the competence and performance of MassMutual, OFI, Mellon Equity, Babson-Stewart, BEA, and Pilgrim Baxter as investment advisers to the Funds.

Appendix B illustrates the performance information pertaining to a hypothetical Policy. These figures do reflect the Premium Deduction or Monthly Deduction assessed against the Policies.

                                    TABLE 1
                        EFFECTIVE ANNUAL RATES OF RETURN
                            AS OF DECEMBER 31, 1996

Fund                                      Since      20     15     10      5      3     1
                                       Inception    Years  Years  Years  Years  Years  Year
--------------------------------------------------------------------------------------------------
MML Equity Index

Oppenheimer Money (04/03/85)

Oppenheimer Bond (04/03/85)

Oppenheimer Strategic Bond (05/03/93)

Oppenheimer High Income (04/30/86)

Oppenheimer Growth & Income (07/05/95)

Oppenheimer Multiple Strategies
(02/09/87)

Oppenheimer Growth (04/03/85)

Oppenheimer Capital Appreciation
 (08/15/86)

Oppenheimer Global Securities (11/20/90)

Panorama Total Return (09/30/82)

Panorama Growth (01/21/82)

Panorama International Equity (05/13/92)

Panorama LifeSpan Capital Appreciation
 (09/01/95)

Panorama LifeSpan Balanced (09/01/95)

Panorama LifeSpan Diversified Income
 (09/01/95)

                                    TABLE 2
                             ONE YEAR TOTAL RETURNS

For the year ended        1996  1995  1994  1993  1992  1991  1990  1989  1988  1987  1986  1985  1984  1983  1982  1981  1980
-------------------------------------------------------------------------------------------------------------------------------
MML Equity Index
Oppenheimer Money
Oppenheimer Bond
Oppenheimer
 Strategic Bond
Oppenheimer High
Income
Oppenheimer Growth
 & Income
Oppenheimer Multiple
 Strategies
Oppenheimer Growth
Oppenheimer Capital
 Appreciation
Oppenheimer Global
 Securities
Panorama Total
 Return
Panorama Growth

Panorama
 International Equity
Panorama LifeSpan
 Capital Appreciation
Panorama LifeSpan
 Balanced
Panorama LifeSpan
 Diversified Income

                          1979  1978  1977  1976  1975  1974
------------------------------------------------------------
MML Equity Index
Oppenheimer Money
Oppenheimer Bond
Oppenheimer
 Strategic Bond
Oppenheimer High
Income
Oppenheimer Growth
 & Income
Oppenheimer Multiple
 Strategies
Oppenheimer Growth
Oppenheimer Capital
 Appreciation
Oppenheimer Global
 Securities
Panorama Total
 Return
Panorama Growth

Panorama
 International Equity
Panorama LifeSpan
 Capital Appreciation
Panorama LifeSpan
 Balanced
Panorama LifeSpan
 Diversified Income

GENERAL PROVISIONS OF THE POLICY

PREMIUMS.  The minimum initial premium payable by You when electing the variable
--------
rider to the Certificate is $500. This amount must be paid in one lump sum. A Policy is a Certificate to which a variable rider has been added. Your Employer pays the estimated premium amount sufficient to pay the Premium Deduction and Monthly Deduction(s) under the Policy during a selected term. This estimated premium amount is called a Modal Term Premium. The term selected by Your Employer can be one month, one quarter, a six month period or one year and is called a Modal Term. The Modal Term Premium for a Policy is based upon cost of insurance rates plus the Sales Load, State Premium Tax Charge, DAC Tax Charge, the Monthly Administrative Charge, and any applicable rider charges. The method of calculating the Modal Term Premium is shown in Appendix C. The planned Employer paid premium is the Modal Term Premium for Your Policy. Subject to the minimum and maximum premium limitations described below, You and Your Employer may make unscheduled premium payments at any time and in any amount.

PLANNED POLICY PREMIUMS - MODAL TERM PREMIUMS.  The Modal Term selected by the
---------------------------------------------
Employer in the Participation Agreement forms the basis for the billing cycle for your Policy. If the Employer selects a monthly Modal Term, then We will send Your Employer a monthly premium invoice for your Policy. If the Employer selects a yearly Modal Term, then We will send Your Employer an annual premium invoice. The Employer may change the selected Modal Term at any time by written request to Us. Your Modal Term is specified in Your Policy's schedule page. If You become disassociated with the Employer, You may elect to continue the Policy on Your own. If You choose to continue the Policy, You will become vested in all Policy rights previously held by Your Employer. In this event, MassMutual will discontinue billing for Your Modal Term premium.

The Modal Term Premium for the Policy may be subject to minimum and maximum amounts depending on the Selected Face Amount of the Policy, the Insured's age, and the Employer group.

There is no penalty if the Modal Term Premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends upon the Policy's Account Value. Even if Modal Term Premiums are paid, the Policy terminates when the Account Value becomes insufficient to pay certain monthly charges and a grace period expires without sufficient payment. (For details see "Termination.")

MINIMUM AND MAXIMUM PREMIUM PAYMENTS.  While the Policy is in force, premiums
------------------------------------
may be paid at any time before the death of the Insured subject to certain restrictions. There are no minimum or maximum premium payments under the Policy. However, We have the right to refund all or a portion of a premium paid in any year if it will increase the amount of insurance which requires a charge under the Policy. Premium payments should be sent to our Home Office or to the address indicated for payment on any billing notice.

TERMINATION.  This Policy does not terminate for failure to pay premiums since
------------
payments, other than the initial premium for the variable account rider, are not specifically required. Rather, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the Monthly Deduction, the Policy enters a 61-day grace period.

GRACE PERIOD.  We allow 61 days to pay any premium necessary to cover the
------------
overdue Monthly Deduction. An Employer (or the Policyowner if the Policyowner has disassociated from the Employer) will receive a notice from Us which sets forth this amount. During the grace period, the Policy remains in force. If the payment is not made by the later of the 61 days or 30 days after We have mailed the written notice, the Policy termination is without value.

DEATH BENEFIT UNDER THE POLICY

The Death Benefit is the amount payable to the named Beneficiary(ies) when the Insured dies. We pay the Beneficiary the Death Benefit amount determined as of the date of death upon receipt of proof of death in good order. All or part of the benefit can be paid in cash or applied under one or more of our payment options as described under "Additional Provisions Of The Policy" - "Payment Options."

A potential Certificate owner indicates the selected initial Face Amount in the Enrollment Form. Increases in the Selected Face Amount may be requested by the Policyowner by sending Us a new Enrollment Form, or if the Policyowner is no longer associated with the Employer, an Application. Under Death Benefit Option A, the Death Benefit is the greater of the Selected Face Amount in effect on the date of death or the Minimum Face Amount in effect on the date of death, with possible additions or deductions. Under Death Benefit Option B, the Death Benefit is the greater of the sum of the Selected Face Amount in effect on the date of death plus the Account value on the date of death, or the Minimum Face Amount in effect on the date of death, with possible additions or deductions. The Minimum Face Amount is equal to Account Value times the Minimum Face Amount Percentage. The percentages depend upon the Insured's age. The percentages are set forth in the Table Of Minimum Face Amount Percentages in the Policy. Added to the greater of the Selected Face Amount or Minimum Face Amount is that part of any Monthly Deduction applicable for the period beyond the date of death.
Any Policy Debt outstanding on the date of death and any Monthly Deduction unpaid as of the date of death are deducted from the Death Benefit. If the Insured dies after the first Policy Year, We will also include a pro-rata share of any dividend allocated to the Policy for the year death occurs. We pay interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option as described in "Additional Provisions Of The Policy" - "Payment Options" (or a higher rate if required by state law.)

The Selected Face Amount may be increased upon request by the Policyowner, subject to MassMutual's then current guidelines regarding guaranteed issue, simplified issue, and regular underwriting. Guaranteed issue is only available to Employees of an Employer group. For those Policyowners subject to simplified or regular underwriting, We will require adequate evidence of insurability prior to approving an increase in the Selected Face Amount. A request for a decrease in the Selected Face Amount will be honored by Us once each Policy Year provided the Policy maintains a minimum Death Benefit of $50,000. Decreases in the Selected Face Amount may have tax consequences. (For details see "Federal Income Tax Considerations" - "Policy Proceeds, Premiums, and Loans")

Any requested increase in the Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a written request for such change has been received and approved by Us; or (ii) the requested effective date of the change. Any requested decrease in the Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a written request for such change has been received and approved by Us; (ii) the one year period following the effective date of the previously requested decrease; or (iii) the requested effective date of the change.

The Policyowner may change Death Benefit Option by written request subject to Our current guidelines regarding proof of insurability. There is no charge for a change in Death Benefit Option. The effective date of any such change will be on the Policyowner's Policy Anniversary following the date the written request is received by Us in good order, or if We receive the written request within the 15 day period prior to a Policy Anniversary, the change will be effective on the second Policy Anniversary following the date of the request.

MassMutual will honor a request for a later effective date provided the date coincides with the Policyowner's Policy Anniversary.

Any increase for Policyowners no longer associated with the Employer must be at least $5,000. Under Death Benefit Option A, the Death Benefit is unaffected by investment experience unless the Death Benefit is based on the Minimum Face Amount. Under Option B, the Death Benefit may be increased or decreased by investment experience. (No increase will be allowed after the Policy Anniversary Date succeeding the Insured's 75th birthday.)

Example: The following example shows how the Death Benefit may vary as a result of investment performance and Death Benefit Option in effect on the date of death.

                                          Policy A            Policy B
                                          ---------           ---------
(a)  Selected Face Amount:                $100,000            $100,000

(b)  Account Value on Date of Death       $30,000             $50,000

(c)  Minimum Face Amount Percentage on
     Date of Death:                       280%                280%

(d)  Minimum Face Amount                  $84,000             $140,000
     (b x c):

Death Benefit if
     Option A in effect
     (greater of a or d)                  $100,000            $140,000

Death Benefit if
     Option B in effect
     (greater of (i) a + b
     or (ii) d):                          $130,000            $150,000

(Examples assume no additions to or deductions from the Selected Face Amount or Minimum Face Amount are applicable.)

ACCOUNT VALUE AND CASH SURRENDER VALUE

ACCOUNT VALUE.  The Account Value of the Policy is equal to the Variable Account
-------------
Value plus the Fixed Account Value. The Account Value of the Policy is held in one or more Divisions and the GPA. Initially, this value equals the net amount of the first premium paid (combined Employer and Policyowner premium) under the Policy. If Your Policy has an unexpired Free Look Period, this amount will be allocated to the Guaranteed Principal Account until the expiration of the Free Look Period. Thereafter, Account Value attributable to Net Premiums paid by You will be allocated to the GPA and/or Divisions according to Your instructions. Billed Modal Term Premiums payable by the Employer are always allocated to the GPA.

Transactions with respect to the Account Value are effected by the purchase and sale of accumulation units. Purchases and sales are made at the unit value as of the Valuation Time on the Valuation Date if the premium or transaction request for such purchase or sale is received by Us before the Valuation Time. Otherwise, purchases and sales will be made as of the next following Valuation Date or a later date requested by the Policyowner. Unit values are determined on each Valuation Date.

TRANSFERS.  All or part of the Account Value may be transferred among Divisions
---------
by written request. Transfers between Divisions may be by dollar amount or by whole-number percentage. There is no limit on the number of transfers a Policyowner may make. MassMutual does not currently charge a fee for transfers in excess of six (6) during any one Policy Year. However, the Company reserves the right to charge a fee not to exceed $10 per transfer if there are more than six transfers in a Policy Year. Policyowners, however, may transfer all funds in the Separate Account to the GPA at any time regardless of the number of transfers previously made.

Transfers from the GPA to the Separate Account may be made only once during each Policy Year. Each such transfer may not exceed (at the time of the transfer) the lesser of (i) 25% of Your Policy's Fixed Account Value (excluding Policy
Debt), or (ii) Fixed Account Value (excluding Policy Debt) less an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. However, restriction (i) does not apply if in each of the previous three Policy Years, 25% of the Account Value in the GPA has been transferred and there have been no premium payments or transfers (except as a result of a policy loan) to the GPA. All transfers made on one Valuation Date are considered one transfer.

AUTOMATED ACCOUNT RE-BALANCING.  Automated Account Re-Balancing permits the
------------------------------
Policyowner to specify specific whole-number percentages of a Policyowner's Account Value to be maintained in any combination of Divisions and the GPA.
Once We have received a written request in proper form for Automated Account Re-Balancing, We will make transfers once a quarter to and from the Divisions and the GPA to re-adjust a Policyowner's Account Value to the percentages specified. This enables the Policyowner to maintain a specific portfolio allocation. Quarterly re-balancing is based upon the Policy Year instead of a calendar year. The Automated Account Re-Balancing is considered one transfer per Policy Year.

Automated Account Re-Balancing can be started, changed or canceled at any time. Re-balancing will only be made on a quarterly basis on the Monthly Calculation Date. The effective date of the first automated re-balancing will be the first Monthly Calculation Date after the request is received by the Home Office. If the request is received before the end of the Free Look Period, the effective date of the first re-balancing will be coincident with the end of this Period. Automated Account Re-Balancing is subject to the restrictions on transfers from the GPA to the Separate Account. (For details see "Transfers.") Policyowners who utilize Automated Account Re-Balancing may not simultaneously utilize Automated Account Value Transfers.

AUTOMATED ACCOUNT VALUE TRANSFER.  Automated Account Value Transfer permits the
--------------------------------
Policyowner to specify transfers of a specific dollar amount or a whole-number percentage of a Division's Account Value to be transferred monthly from that Division to any combination of Divisions and the GPA. Automated Account Value Transfers are not available from more than one Division or from the GPA. This process is considered one transfer per Policy Year.

The main objective of Automated Account Value Transfer is to shield the Policyowner's investment from short term price fluctuations. Theoretically, a lower than average cost per unit may or may not be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

Automated Account Value Transfer can be started, changed or canceled at any time. Transfers will only be made on a monthly basis on the Monthly Calculation Date. The effective date of the first automated transfer will be the first Monthly Calculation Date after the request is received by the Home Office. If the request is received before the end of the Free Look Period, the effective date of the first automated transfer will be coincident with the end of this Period.

Transfers will occur automatically. The Policyowner will specify the specific dollar amounts or whole-number percentages to be transferred and the Division from which the transfers will be made, the Division(s) and/or GPA to which the automated transfer is to be made and the number of months during which transfers will continue.

If the value of the Division from which transfers are being made falls below the total transfer amount, the remaining value in that Division will be transferred to the designated receiving Division(s) and/or GPA and no more automated transfers will be processed. Automated Account Value Transfer is subject to the restrictions on transfers from the GPA to the Separate Account. For details see "Transfers." Policyowners who utilize Automated Account Value Transfers may not simultaneously utilize Automated Account Re-Balancing.

INVESTMENT RETURN.  The investment return of a Policy is based on:
-----------------

     1.   The Account Value held in each Division for that Policy; and

     2. The investment experience of each Division as measured by its actual net rate of return; and

     3.   The interest rate credited on Account Values held in the GPA.

The investment experience of a Division reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Division. This investment experience is determined each day on which the net asset value of the underlying Fund is determined - that is, on each Valuation Date. The actual net rate of return for a Division measures the investment experience from the end of one Valuation Date to the end of the next Valuation Date.

CASH SURRENDER VALUE.  The Policy may be surrendered for its full Cash Surrender
--------------------
Value at any time while the Insured is living. Unless a later effective date is selected, surrender is effective on the date We receive the Policy and a written request in proper form at our Home Office. The Policy and a written request for surrender are deemed received on the date on which they are received by mail at MassMutual's Home Office. If, however, the date on which they are received is not a Valuation Date, or if they are received other than through the mail after a Valuation Time, they are deemed received on the next Valuation Date. The full Cash Surrender Value is the Account Value less any outstanding Policy Debt.

WITHDRAWALS.  Subject to certain conditions, after the Policy has been in force
------------
for six months a Policyowner can make a Withdrawal from the Policy on any Monthly Calculation Date by sending a written request to our Home Office. The minimum amount of a Withdrawal is $500 (before deducting the withdrawal charge); the maximum amount is the Cash Surrender Value minus an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. The amount of the Withdrawal is deducted from the Policy's Account Value at the end of the Valuation Period applicable to the Monthly Calculation Date on which the Withdrawal is made. The Policyowner must specify the GPA or the Division(s) from which the Withdrawal is to be made. The withdrawal amount attributable to a Division or the GPA may not exceed the non-loaned Account Value of that Division or GPA. A Withdrawal from the GPA may not exceed an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction.
A withdrawal charge equal to the lesser of 2.0% of the Withdrawal or $25.00, is deducted from each Withdrawal. The Account Value will automatically be reduced by the amount of the Withdrawal. The Selected Face Amount of the Policy will be reduced as needed to prevent an increase in the amount of insurance which requires a charge, unless satisfactory evidence of insurability is provided to MassMutual. Withdrawals may have tax consequences. (For details see "FEDERAL INCOME TAX CONSIDERATIONS" - "Policy Proceeds," "Premiums and Loans.")

POLICY LOAN PRIVILEGE

The Policy provides a loan privilege which becomes effective six months after the Policy Date. After such effective date, loans can be made on the Policy at any time while the Insured is living. The maximum loan is an amount equal to;
1) 90% of Your Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan; less 3) interest on the loan being made and on other outstanding loan(s) to Your next Policy Anniversary Date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. The Policy must be properly assigned as collateral for the loan. (The maximum loan amount may be different if required by state law.)

SOURCE OF LOAN.  The loan amount requested is taken from the Divisions and the
--------------
GPA (excluding Policy Debt plus an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction) in proportion to the non-loaned Account Value of each on the date of the loan. Shares taken from the Divisions are liquidated and the resulting dollar amounts are transferred to the GPA. We may delay the granting of any loan attributable to the GPA for up to six months. We may also delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (or its successor) is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (or its successor) determines that an emergency exists, or the Securities and Exchange Commission (or its successor) permits Us to delay payment for the protection of our policy owners.

IF LOANS EXCEED THE POLICY ACCOUNT VALUE.  Policy Debt (which includes accrued
----------------------------------------
interest) must not equal or exceed the Account Value under the Policy. If this limit is reached, We may terminate the Policy. To terminate for this reason We will notify the Employer (or Policyowner if no longer associated with the Employer) in writing. This notice states the amount necessary to bring the Policy Debt back within the limit. If We do not receive a payment within 31 days after the date We mailed the notice, the Policy terminates without value at the end of those 31 days.

Termination of a policy under these circumstances could cause the Policyowner to recognize gross income in the amount of any excess of the Policy Debt over the sum of the Policyowner's previously unrecovered premium payments.

INTEREST.  The Employer elects either a fixed loan interest rate or, where
--------
permitted, an adjustable loan interest rate to apply to the Policies. All Certificates issued to the same group will have the same fixed or variable loan interest rate. The fixed loan interest rate is 6% per year. When an adjustable rate has been selected, MassMutual sets the rate each year that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, We will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, We will decrease the rate.

Interest accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the non-loaned Account Value in each. The inclusion of unpaid interest to outstanding Policy Debt may result in tax consequences upon surrender or lapse of the

Policy. (For details see "FEDERAL INCOME TAX CONSIDERATIONS - Policy Proceeds, Premiums and Loans.")

REPAYMENT.  All or part of any Policy Debt may be repaid at any time while the
---------
Insured is living and while the Policy is in force. Any repayment results in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Division(s). The transfer is made in proportion to the non-loaned value in each Division at the time of repayment. If the loan is not repaid, We deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

INTEREST ON LOANED VALUE.  The amount equal to any outstanding Policy loans is
------------------------
held in the GPA and is credited with interest at a rate which is the greater of 3% and the Policy loan rate less a MassMutual declared charge (currently 0.75%, guaranteed not to exceed a maximum of 1.25%) for expenses and taxes.

EFFECT OF LOAN.  A Policy loan affects the Policy since the Death Benefit and
--------------
Cash Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Cash Surrender Value under the Policy by the amount of the repayment.

As long as a loan is outstanding, a portion of the Policy's Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account's investment performance. The Account Value is also affected because the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by MassMutual rather than a rate of return reflecting the investment performance of the Separate Account. If the Policy is surrendered with outstanding Policy Debt, tax consequences may result. (For details see "FEDERAL INCOME TAX CONSIDERATIONS - Policy Proceeds, Premiums and Loans.")

FREE LOOK PROVISION

The Certificate owner may cancel the Certificate within 10 days (or longer if required by state law) after the owner has received the Certificate. The election of the variable account rider does not increase or decrease the duration of this Free Look Period. If the Certificate owner chooses to cancel the Certificate within the Free Look Period, the owner should mail or deliver the Certificate and Certificate delivery receipt (if applicable) either to MassMutual or to the agent who sold the Certificate or to one of our agency offices. If the Certificate is canceled in this fashion, a refund will be made to the owner. The refund equals either: 1) the Account Value plus any Premium Deduction(s) and Monthly Deduction(s) reduced by any amounts borrowed or withdrawn; or, where required by state law, 2) all premiums paid, reduced by any amounts borrowed or withdrawn. During the Free Look Period, the initial Net Premium We receive under Certificates to which a variable rider has been added will be allocated to the Guaranteed Principal Account. If You elect the variable account rider after the Free Look Period applicable to Your Policy has expired, the Net Premiums You pay will be allocated among the Guaranteed Principal Account and the Divisions of the Separate Account in accordance with Your instructions.

EXCHANGE PRIVILEGE

The Policyowner may transfer the entire Account Value held in the Separate Account to the GPA at any time. The transfer will take effect when We receive a written request, signed by the Policyowner.

YOUR VOTING RIGHTS

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, as amended, the Policyowner is entitled to give instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds or the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetime of the Insured are determined by dividing the Policy's Account Value held in each Division, if any, by the net asset value of one share in the underlying Fund in which the assets of the Division are invested. Fractional votes are counted.

Policyowners receive proxy material and a form with which such instructions may be given. Shares of the Funds held by the Separate Account, and attributable to the Policies, to which no effective instructions have been received are voted for or against any proposition in the same proportion as the shares as to which instructions have been received. We reserve the right to vote shares of the Funds not attributable to the Policies in Our discretion to the extent allowed by applicable law.

OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, We will seek approval by Policyowners.

Specifically, We reserve the right to:

     .    Create new segments of the Separate Account;

     .    Create new Separate Accounts;

     .    Combine any two or more Separate Accounts;

     . Make available additional Divisions investing in additional investment companies;

     .    Substitute or merge two or more Divisions or Separate Accounts;

     .    Eliminate one or more Divisions;

     . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

     . Operate the Separate Account as a management investment company under the Investment Company Act of 1940, as amended, or in any other form permitted by law; and

     . De-register the Separate Account under the Investment Company Act of 1940, as amended, in the event such registration is no longer required.

MassMutual also reserves the right to change the name of the Separate Account.

We have reserved all rights to the name MassMutual and Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but We may also withdraw this right.

DIRECTORS AND EXECUTIVE VICE PRESIDENTS OF MASSMUTUAL

The directors and executive vice presidents of MassMutual, their positions and their other business affiliations and business experience for the past five years are listed below.

--------------------------------------------------------------------------------
NAME AND POSITION              PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
--------------------------------------------------------------------------------
ROGER G. ACKERMAN, DIRECTOR    Chairman and Chief Executive Officer, Corning,
                               Inc., since 1996, President and Chief Operating
                               Officer 1990-1996
--------------------------------------------------------------------------------
JAMES R. BIRLE, DIRECTOR       President and Founder, Resolute Partners, LLC,
                               since 1994; General Partner, Blackstone Group,
                               1988-1994
--------------------------------------------------------------------------------
FRANK C. CARLUCCI, III,        Chairman, The Carlyle Group, Inc., since 1989
DIRECTOR
--------------------------------------------------------------------------------
GENE CHAO, DIRECTOR            Chairman, President and CEO, Computer
                               Projections, Inc. since 1991
--------------------------------------------------------------------------------
PATRICIA DIAZ DENNIS,          Senior Vice President and Assistant General
DIRECTOR                       Counsel, SBC Communications Inc. since 1995;
                               Special Counsel, Sullivan & Cromwell, 1993-1995;
                               Assistant Secretary of State for Human Rights and
                               Humanitarian Affairs, U.S. Department of State,
                               1992-1993
--------------------------------------------------------------------------------
ANTHONY DOWNS, DIRECTOR        Senior Fellow, The Brookings Institution, since
                               1977
--------------------------------------------------------------------------------
JAMES L. DUNLAP, DIRECTOR      President and Chief Operating Officer, United
                               Meridian Corporation, since 1996; Senior Vice
                               President, Texaco, Inc. 1987-1996
--------------------------------------------------------------------------------
WILLIAM B. ELLIS, DIRECTOR     Senior Fellow, Yale University School of Forestry
                               and Environmental Studies, since 1995; Chairman
                               and Chief Executive Officer, Northeast Utilities,
                               1983-1995
--------------------------------------------------------------------------------
ROBERT M. FUREK, DIRECTOR      President and Chief Executive Officer, Heublein,
                               Inc., 1987-1996
--------------------------------------------------------------------------------
CHARLES K. GIFFORD, DIRECTOR   Chief Executive Officer, First National Bank of
                               Boston and The Bank of Boston Corporation, since
                               1996, Chairman, President and CEO 1995-1996,
                               President and CEO 1989-1995
--------------------------------------------------------------------------------
WILLIAM N. GRIGGS, DIRECTOR    Managing Director, Griggs & Santow, Inc., since
                               1983
--------------------------------------------------------------------------------
GEORGE B. HARVEY, DIRECTOR     Chairman, President and CEO, Pitney Bowes,
                               1983-1996
--------------------------------------------------------------------------------
BARBARA B. HAUPTFUHRER,        Director of various corporations, since 1972
DIRECTOR
--------------------------------------------------------------------------------
SHELDON B. LUBAR, DIRECTOR     Chairman, Lubar & Co. Incorporated, since 1977
--------------------------------------------------------------------------------
WILLIAM B. MARX, JR., DIRECTOR Senior Executive Vice President, Lucent
                               Technologies 1996-1996; Executive Vice President
                               and CEO Multimedia Products Group, AT&T, 1994-
                               1996; Executive Vice President and CEO, Network
                               Systems Group, 1993-1994; Group Executive and
                               President, AT&T Network Systems, 1989-1993
--------------------------------------------------------------------------------
JOHN F. MAYPOLE, DIRECTOR      Managing Partner, Peach State Real Estate Holding
                               Company, since 1984
--------------------------------------------------------------------------------
DONALD F. MCCULLOUGH, DIRECTOR Retired Chairman and Chief Executive Officer,
                               Collins & Aikman Corp., since 1988
--------------------------------------------------------------------------------
JOHN J. PAJAK, DIRECTOR,       President and Chief Operating Officer,
PRESIDENT AND CHIEF            MassMutual, since 1996, Vice Chairman and Chief
OPERATING OFFICER              Administrative Officer, 1996-1996, Executive Vice
                               President, 1987-1996
--------------------------------------------------------------------------------
BARBARA SCOTT PREISKEL,        Attorney-at-Law, since 1983
DIRECTOR
--------------------------------------------------------------------------------
THOMAS B. WHEELER,             Chairman and Chief Executive Officer, MassMutual,
DIRECTOR, CHAIRMAN AND         since 1996, President and Chief Executive
CHIEF EXECUTIVE OFFICER        Officer, 1988-1996
--------------------------------------------------------------------------------
ALFRED M. ZEIEN, DIRECTOR      Chairman and Chief Executive Officer, The
                               Gillette Company, since 1991
--------------------------------------------------------------------------------
Executive Vice Presidents:
--------------------------------------------------------------------------------
LAWRENCE V. BURKETT, JR.       Executive Vice President and General Counsel,
                               MassMutual, since 1993, Senior Vice President and
                               Deputy General Counsel 1992-1993

--------------------------------------------------------------------------------
JOHN B. DAVIES                 Executive Vice President, MassMutual, since 1994;
                               Associate Executive Vice President 1994-1994;
                               General Agent, 1982-1993
--------------------------------------------------------------------------------
DANIEL J. FITZGERALD           Executive Vice President, Corporate Financial
                               Operations, MassMutual, since 1994, Senior Vice
                               President, 1991-1994
--------------------------------------------------------------------------------
JOHN V. MURPHY                 Executive Vice President, MassMutual, since 1997,
                               Executive Vice President and Chief Operating
                               Officer, David L. Babson & Co., Inc., 1995-1997;
                               Chief Operating Officer, Concert Capital
                               Management, Inc., 1993-1995; Senior Vice
                               President and Chief Financial Officer, Liberty
                               Financial Companies, 1977-1993
--------------------------------------------------------------------------------
GARY E. WENDLANDT              Executive Vice President and Chief Investment
                               Officer, MassMutual, since 1993, Executive Vice
                               President, 1992-1993, Senior Vice President,
                               1983-1992
--------------------------------------------------------------------------------


THE GUARANTEED PRINCIPAL ACCOUNT

Because of the exemptive and exclusionary provisions, interests in MassMutual's general account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the general account is not registered as an investment company under the Investment Company Act of 1940, as amended. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and MassMutual has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

A Policyowner may allocate or transfer all or part of the Net Premium to the GPA, and such amounts shall become part of MassMutual's general account assets. The allocation or transfer of amounts to the GPA does not entitle a Policyowner to share in the investment experience of those assets. Instead, MassMutual guarantees that those amounts allocated to the GPA which are in excess of any Policy loans will accrue interest daily at a minimum effective annual rate equal to 3%. For amounts equal to any Policy loans, the guaranteed rate is the greater of: (a) 3%; and (b) the Policy loan rate less a MassMutual declared charge for expenses and taxes. This charge is currently 0.75% and will not exceed 1.25%. Although MassMutual is not obligated to credit interest at a rate higher than this minimum, it may declare a higher rate applicable for such periods as it deems appropriate. Upon request, MassMutual will inform Policyowners of the then applicable rate. Since MassMutual takes into account the need to provide for its expenses and guarantees, the crediting rate declared by MassMutual shall be net of charges it imposes against the earnings of the GPA.

FEDERAL INCOME TAX CONSIDERATIONS

The ultimate effect of federal income taxes on values under this Policy and upon the economic benefit to the Policyowner or Beneficiary depends on MassMutual's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policies, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MassMutual reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws.

MASSMUTUAL - TAX STATUS.  MassMutual is taxed as a life insurance company under
-----------------------
Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Separate Account is not a separate entity from MassMutual and its operations form a part of MassMutual.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining Account Values. The investment income and realized capital gains are automatically applied to increase book reserves associated with the Policies. Under existing federal income tax law, the Separate Account's investment income, including net capital gains, is not taxed to MassMutual to the extent applied to increase reserves associated with the Policies. The reserve items taken into account at the close of the taxable year for purposes of determining net increases or net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets or by adding any amount attributable to depreciation. MassMutual's basis in the assets underlying the Separate Account's Policies will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate level gains and losses, and the tax effect thereof, are eliminated.

Due to MassMutual's current tax status, no charge is made to the Separate Account for MassMutual's federal income taxes that may be attributable to the Separate Account. Periodically, MassMutual reviews the question of a charge to the Separate Account for MassMutual's federal income taxes. A charge may be made for any federal income taxes incurred by MassMutual that are attributable to the Separate Account. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MassMutual's federal income taxes attributable to that account.

Under current state laws, MassMutual may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in state or local tax laws, MassMutual reserves the right to charge the Separate Account for such taxes, if any, attributable to the Separate Account.

POLICY PROCEEDS, PREMIUMS, AND LOANS.  MassMutual believes that the Policy meets
------------------------------------
the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. The Policyowner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or Withdrawal is made.

Upon a full surrender of a Policy for its Cash Surrender Value the Policyowner may recognize ordinary income for federal tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt (which may include unpaid interest), exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

Decreases in Selected Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Policyowner may be taxed on all or part of the amount distributed. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. Where the provisions of Code Section 7702(f) do not cause a taxable event, a Withdrawal is taxable only to the extent that it exceeds the Policyowner's as yet unrecovered premium contributions. MassMutual suggests that a Policyowner consult with his or her tax adviser in advance of a proposed decrease in Selected Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

MassMutual also believes that under current law any loan received under the Policy will be treated as Policy Debt of a Policyowner, and that no part of any loan under a Policy will constitute income to the Policyowner. Under the "personal" interest limitation provisions of the Code, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See a tax advisor for further guidance.

If the Policy is owned by a business or corporation, the Code may impose additional restrictions. The Act limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax upon the inside build-up of gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax, for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax could also apply to a portion of the amount by which Death Benefits received exceed the Policy's date of death cash value.

Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary.

For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax advisor should be consulted.

MassMutual makes no guarantee regarding the future tax treatment of any Policy.

MODIFIED ENDOWMENT CONTRACTS. Contrary to the rules described above, loans,
----------------------------
collateral assignments, withdrawals, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount which may be subject to tax is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently from death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance set out in the Internal Revenue Code, but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy which would otherwise satisfy the 7-pay test will still be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be re-tested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be re-tested as if it had originally been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This change is effective retroactively to the contract year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the policy to be re-tested to determine whether it continues to meet the 7-pay test.

A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefits which is attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest or dividends with respect to such premiums.

Since the Policy provides for flexible premium payments, We will carefully monitor the Policy to determine whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premium payments will be considered.

If any amount is taxable as a distribution of income under a modified endowment contract, it will also be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 591/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer. For complete information with respect to modified endowment contract status, particularly where a Policy is owned by other than an individual Policyowner, a qualified tax advisor should be consulted.

Once a Policy fails the 7-pay test, loans, collateral assignments, withdrawals, and other distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and all other distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such Policy are taxable to the extent of the income accumulated in all the contracts required to be aggregated.

DIVERSIFICATION STANDARDS.  To comply with final regulations under Code Section
-------------------------
817(h) ("Final Regulations"), each Fund or Portfolio of the MML Trust, Oppenheimer Trust, and Panorama Fund is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Trust's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro-rata portion of each asset of the Trust as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. Each Government agency or instrumentality, however, is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury Securities, and for purposes of determining whether assets other than United States Treasury Securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury Securities. Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which

Policyowners may direct their investments to particular divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible that if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MassMutual reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the Separate Account.

MassMutual intends to comply with the Final Regulations to assure that the Policy continues to qualify as life insurance for federal income tax purposes.

ADDITIONAL PROVISIONS OF THE POLICY

PAID-UP POLICY DATE.  The Paid-up Policy Date is the Policy Anniversary Date
-------------------
after the Insured's 95th birthday. On this Date and at all times thereafter, the Selected Face Amount will equal the Account Value, and the Death Benefit Option will be Death Benefit Option A. As of this Date, the charge for cost of insurance will be equal to $0 and premium payments will no longer be accepted. The Policy does not lapse after the Paid-up Policy Date. The payment of planned Policy premiums does not guarantee that the Policy will continue in force to the Paid-up Policy Date.

REINSTATEMENT OPTION.  For a period of five (5) years after termination, a
--------------------
Policyowner can request that We reinstate the Policy during the Insured's lifetime. We will not reinstate the Policy if it has been returned for its Cash Surrender Value. Note that a termination or reinstatement may cause the Policy to become a modified endowment contract.

Before We will reinstate the Policy, We must receive the following:

  . A premium payment equal to the amount necessary to produce an Account Value equal to 3 times the Monthly Deduction for the Policy on the Monthly Calculation Date on or next following the date of reinstatement;

  .  Evidence of insurability satisfactory to us; and

  . Where necessary, a signed acknowledgment that the Policy has become a modified endowment contract.

If We do reinstate the Policy, the Selected Face Amounts for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

PAYMENT OPTIONS.  All or part of the Death Benefit or Cash Surrender Value may
---------------
be taken in cash or as a series of level payments. Proceeds applied will no longer be affected by the investment experience of the Divisions or the GPA.

To receive payments, the proceeds to be applied must be at least $2,000. If the payments under any option are less than $20 each, We reserve the right to make payments at less frequent intervals or to make a lump sum payment in satisfaction of Our obligation. Payment options are as described below.

FIXED AMOUNT PAYMENT OPTION.  Each monthly payment is for an agreed fixed amount
---------------------------
not less than $10 for each $1,000 applied under the option. Interest of at least 3% per year is credited each month on the unpaid balance and added to it. Payments continue until the amount We hold runs out.

FIXED TIME PAYMENT OPTION.  Equal monthly payments are made for any period
-------------------------
selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the interest rate We credit to the unpaid balance. This interest rate will not be less than 3% per year.

INTEREST PAYMENT OPTION.  We hold amounts applied under this option and pay
-----------------------
interest on the unpaid balance of at least 3% per year.

LIFETIME PAYMENT OPTION.  Equal monthly payments are based on the life of a
-----------------------
named person. Payments continue for the lifetime of that person. Three variations are available:

  Payments for life only;

  Payments guaranteed for five, ten or twenty years; or

  Payments guaranteed for the amount applied.

JOINT LIFETIME PAYMENT OPTION.  Equal monthly payments are based on the lives of
-----------------------------
two named persons. While both named persons are living, one payment is made each month. When one of the named persons dies, the same payment continues for the lifetime of the other. Two variations are available:

  .  Payments guaranteed for 10 years; and

  . Payment for two lives only. No specific number of payments is guaranteed. Under this option there may be one payment if the two named persons die prior to the second payment.

JOINT LIFETIME PAYMENT OPTION WITH REDUCED PAYMENTS.  Monthly payments are based
---------------------------------------------------
on the lives of two named persons. While both named persons are living, one payment will be made each month. When one dies, payments are reduced by one-third and will continue for the lifetime of the other.

WITHDRAWAL RIGHTS UNDER PAYMENT OPTIONS.  If provided in the payment option
---------------------------------------
election, all or part of the unpaid balance may be withdrawn or applied under any other option. Payments which are based on a named person's life may not be withdrawn.

BENEFICIARY.  A Beneficiary is any person named on our records to receive
-----------
insurance proceeds after the Insured dies. A Policyowner names the Beneficiary when he or she or it applies for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an irrevocable beneficiary. An irrevocable beneficiary is one whose consent is needed to change that Beneficiary. The consent of any irrevocable beneficiary is needed to exercise any Policy right except the right to:

  .  Change the frequency of premium payments.

  .  Change the premium payment plan.

  .  Reinstate the Policy after termination.

If no Beneficiary is living when the Insured dies, unless provided otherwise, the Death Benefit is paid to the Policyowner or, if deceased, the Policyowner's estate.

CHANGING THE POLICYOWNER OR BENEFICIARY.  The Policyowner or any Beneficiary may
---------------------------------------
be changed during the Insured's lifetime by writing to our Home Office. The change takes effect as of the date of the request, even if the Insured dies before We receive it. Each change is subject to any payment We made or other action by MassMutual prior to receipt of the request.

ASSIGNMENT.  The Policy may be assigned as collateral for a loan or other
----------
obligation, subject to any outstanding Policy Debt. We will not effectuate the assignment unless We receive a signed copy of it at our Home Office and We consent to the assignment. We are not responsible for the validity of any assignment.

Any amounts due to an assignee of the Policy which is assigned will be paid in one sum.

DIVIDENDS.  Each year MassMutual determines the divisible surplus, or the money
---------
available to pay dividends. Each Policy may receive a dividend based upon its contribution to this divisible surplus. MassMutual does not expect that any dividends will be paid under the Policies.

Any dividend will be payable on the Policy Anniversary Date.

If the Insured dies after the first Policy Year, the Death Benefit includes a pro-rata share of any dividend allocated to the Policy for the year death occurs.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.  We must bring any legal action to
-------------------------------------------
contest the validity of a Certificate within two years from its Issue Date or an increase in the Selected Face Amount. After that We cannot contest its validity, except for failure to pay premiums.

MISSTATEMENT OF AGE.  If the Insured's date of birth as given in the Enrollment
-------------------
Form is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the Death Benefit will reflect the amount provided by the most recent mortality charge according to the correct age. If the adjustment is made before the Insured dies, then future Monthly Deductions will be based on the correct age.

SUICIDE.  If the Insured commits suicide within two years (or different period
--------
if required by state law) from the Issue Date or an increase in the Selected Face Amount and while the Policy is in force, We pay a limited Death Benefit in one sum to the Beneficiary. The limited Death Benefit is the amount of premiums paid for the Policy, less any Policy Debt or amounts withdrawn.

WHEN WE PAY PROCEEDS.  If the Policy has not terminated, payment of the Cash
--------------------
Surrender Value, loan proceeds or the Death Benefit are made normally within 7 days after We receive any required documents at our Home Office. We can delay payment of the Cash Surrender Value or any Withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, or the Death Benefit during any period that:

It is not reasonably practicable to determine the amount because the New York Stock Exchange (or its successor) is closed, except for normal weekend or holiday closings, or trading is restricted; or

the Securities and Exchange Commission (or its successor) determines that an emergency exists; or

the Securities and Exchange Commission (or its successor) permits Us to delay payment for the protection of our policy owners; or

We are permitted by state law to delay such payment.

We may delay paying any Cash Surrender Value or loan proceeds based on the GPA for up to 6 months from the date the request was received at our Home Office.
We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, We generally make a determination within five working days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment is delayed for 10 working days or more from the effective date of surrender or Withdrawal, We add interest at the same rate as is paid under the Interest Payment Option for the same period of time (but not less than required by state law). The minimum amount of such interest is $25.

OPTIONAL BENEFITS OBTAINABLE BY RIDER

This Section is intended to provide only a very brief overview of additional insurance benefits available by rider. For more information, contact your agent.

The following supplemental benefits are available for issue under the Policies for an additional charge.

DISABILITY WAIVER RIDER.  With this rider We will waive the Monthly Deduction on
-----------------------
each Monthly Calculation Date for at least two years in the event of the Insured's total disability which begins before age 65 and such total disability continues for at least at least 6 months. The waiver will continue up to the Insured's attained age 65, but in any event will never be less than two years.

ACCELERATED BENEFITS RIDER.  This rider permits part of the proceeds of the
--------------------------
Policy to be available before death if the Insured becomes terminally ill. MassMutual will require proof, satisfactory to Us, that the Insured is terminally ill and is not expected to live longer than 12 months prior to activation of the rider. In return for the advanced payment, a lien is established against the Policy, equal to the amount of the accelerated benefit. No interest is charged against the lien.

ACCIDENTAL DEATH AND DISMEMBERMENT RIDER.  With this rider We will pay a benefit
----------------------------------------
equal to a percentage of the Accidental Death and Dismemberment Rider Face Amount specified in the following table if the Insured dies or becomes dismembered due to accidental causes prior to attaining age 65.

        -------------------------------------------------------
                  Loss of Life           Percent of Rider Face
                  ------------           ---------------------
                                           Amount Payable
                                           ---------------
        -------------------------------------------------------
                      Life                        100
        -------------------------------------------------------
                   Both Limbs                     100
        -------------------------------------------------------
                    Both Arms                     100
        -------------------------------------------------------
                Sight of Both Eyes                100
        -------------------------------------------------------
           One Limb and Sight of One Eye          100
        -------------------------------------------------------
           One Arm and Sight of One Eye           100
        -------------------------------------------------------
              One Limb or One Arm                  50
        -------------------------------------------------------
               Vision of One Eye                   50
        -------------------------------------------------------

RECORDS AND REPORTS

MassMutual maintains all records and accounts relating to the Separate Account and the GPA. Each year within 30 days after the Policy Anniversary, We will mail to the Policyowner a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from Account Value during the year, and the Account Value, Death Benefit, Cash Surrender Value and Policy Debt as of the latest Policy Anniversary. This report contains any additional information required by any applicable law or regulation.

SALES AND OTHER AGREEMENTS

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, MassMutual and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the Policies. Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other broker-dealers which are registered with the SEC and are members of the NASD ("selling brokers"). We sell the Policies through agents who are licensed by state insurance officials to sell the Policies. These agents are also registered representatives of selling brokers or of MMLISI.

When a supplement to the Application requesting one of the Policies is completed, it is submitted to us. We or the selling broker perform suitability review and, in some cases, We perform insurance underwriting. We determine whether to accept or reject the application for the Policy and the Insured's risk classification. If the application is not accepted, We will refund any premium that has been paid.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policies of the Separate Account. MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

COMMISSIONS SCHEDULE.  Agents or selling brokers receive commissions as a
--------------------
percentage of the premium paid. Commissions paid will not exceed 24% of Modal Term Premiums and 3% of premiums paid in excess of the Modal Term Premium.

Agents may receive commissions at lower rates on Policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

BONDING ARRANGEMENT.  An insurance company blanket bond is maintained providing
-------------------
$25,000,000 coverage for officers and employees of MassMutual (subject to a $350,000 deductible) and $25,000,000 coverage for MassMutual's general agents and agents (also subject to a $350,000 deductible).

LEGAL PROCEEDINGS

We are currently not involved in any material legal proceedings that adversely impact the Policy.

EXPERTS

The financial statements of MassMutual included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., Springfield, Massachusetts 01101, independent accountants, given on the authority of that firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

SEPARATE ACCOUNT FINANCIAL STATEMENTS

No financial statements of the GVUL Segment of the Separate Account have been included herein because as of the date of this prospectus, the GVUL Segment had not commenced operation.

MASSMUTUAL FINANCIAL STATEMENTS

The financial statements of MassMutual included herein should be considered only as bearing upon the ability of MassMutual to meet its obligations under the Policy.

    [FINANCIALS OF MASSMUTUAL WILL BE PROVIDED BY PRE-EFFECTIVE AMENDMENT]

                                  APPENDIX A

Illustrations of Death Benefits (Option A), Cash Surrender Values and Accumulated Premiums

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit Option A and cash surrender value could vary over an extended period of time, assuming the Funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6% and 12%. The tables are based on annual premiums of $[___] for a unisex and unismoke person age 35. These tables will assist in the comparison of death benefits and cash surrender values for the Policy with those under other variable life policies which may be issued by MassMutual or other companies.

The death benefits and cash surrender values for a Policy would be different from the amount shown if the rates of return averaged 0%, 6% and 12% over a period of years but varied above and below that average in individual Policy Years. They would also differ if any Policy loan were made during the period of time illustrated. They would also be different depending upon the allocation of investment value to each Division, if the rates of return for all the Funds averaged 0%, 6% or 12% but varied above or below that average for particular Funds.

The death benefits and cash surrender values shown in illustration A reflect the following current charges:

1.  Administrative Charge, equal to a monthly $5.25 per Policy.

2. Cost of Insurance Protection, based on the current guaranteed issue rates being charged by the Company.

3. Mortality and Expense Risk Charge, which is equal to .55% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

4. MML Trust, Oppenheimer Trust, and Panorama Fund level expenses of [__]% on an annual basis, of the net asset value of the MML Trust, Oppenheimer Trust, and Panorama Fund shares held by the Separate Account.

The death benefits and cash surrender values shown in illustration B reflect these guaranteed maximum charges:

1.  Administrative Charge, equal to $9.00 per month.

2.  Cost of Insurance Charge, based on 125% of the 1980 CSO Mortality Table.

3. Mortality and Expense Risk Charge, which is equal to 1.00% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

4. MML Trust, Oppenheimer Trust, and Panorama Series Fund Inc. level expenses of [__] on an annual basis, of the net asset value of the MML Trust, Oppenheimer Trust and Panorama Fund shares held by the Separate Account. (This unweighted average reflects current Fund level expenses.)

Cash surrender values shown in the tables reflect the deduction of the applicable sales loads and premium taxes for a Policy with a Modal Term Premium paid of $X. Taking into account the Mortality and Expense Risk Charge and the Fund level expenses, the effect is that for gross annual rates of return of 0%, 6% and 12%, the actual net annual rate of return on a current basis would be - X%, X%, and X%, respectively, and on a guaranteed basis would be -X%, X%, and X%, respectively. MassMutual has agreed to bear expenses of the MML Trust (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of .11% of average daily net asset value of each MML Fund through April 30, 1998. During 1996, no expenses were required to be reimbursed pursuant to this undertaking.

Currently no charge is made against the Separate Account for federal income taxes but MassMutual reserves the right to charge the Separate Account for federal income taxes attributable to the Separate Account if such taxes are imposed in the future.

The tables are based on the assumptions that the Policyowner has requested a level Selected Face Amount, that no Policy loans, or additional premium payments have been made, and no transaction charges have been incurred, and that the entire Account Value under the Policy is allocated to the Funds.

The second column of each table shows the amounts which would accumulate if an amount equal to the annual premium were invested to earn interest after taxes, of 5% per year, compounded annually.

                                ILLUSTRATION A

FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE
TO AGE 95 WITH VARIABLE RIDER
Unisex, Issue Age 35, Unismoker
$100,000 Selected Face Amount  All Years
$X Annual Premium
Using Current Schedule of Charges

                                                DEATH BENEFIT (OPTION 1)                  CASH SURRENDER VALUE
                                           ASSUMING HYPOTHETICAL GROSS ANNUAL      ASSUMING HYPOTHETICAL GROSS ANNUAL
                                                  INVESTMENT RETURN OF                    INVESTMENT RETURN OF
                 PREMIUMS ACCUMULATED AT
                    5% INTEREST
 END OF POLICY        PER YEAR                 0%              6%           12%            0%         6%           12%
       YEAR
        1                 $                     $               $            $             $           $            $
        2
        3
        4
        5

        6
        7
        8
        9
       10

       15
       20
       25
 30 (Age 65)
       35
       40
       45
       50

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

                                 ILLUSTRATION B

FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE
TO AGE 95 WITH VARIABLE RIDER
Unisex, Issue Age 35, Unismoker
$100,000 Selected Face Amount  All Years
$X Annual Premium
Using Guaranteed Schedule of Charges

                                           DEATH BENEFIT (OPTION 1)                     CASH SURRENDER VALUE
                                      ASSUMING HYPOTHETICAL GROSS ANNUAL          ASSUMING HYPOTHETICAL GROSS ANNUAL
                                              INVESTMENT RETURN OF                     INVESTMENT RETURN OF
                          PREMIUMS
                       ACCUMULATED AT
                         5% INTEREST
 END OF  POLICY           PER YEAR          0%           6%          12%           0%              6%              12%
      YEAR
        1                    $              $            $             $           $               $                $
        2
        3
        4
        5

        6
        7
        8
        9
       10

       15
       20
       25
 30 (Age 65)
       35
       40
       45
       50

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

                                   APPENDIX B
                                   ----------

                               POLICY PERFORMANCE

                  HISTORICAL RESULTS - AS OF DECEMBER 31, 1996

This table illustrates the performance information of a hypothetical Policy's Fund Value* assuming the following:

The Policy was in force for the period illustrated;   Current expenses and mortality charges**  A Selected Face Amount of $250,000;
100% allocation to the respective Fund for each       The Insured issue age 50,                 Death Benefit Option 1.
period illustrated;

                                                      An annual premium of $3,000 for 15 years;

Fund                                                1                        5                       10              Since Inception

                                                  Year                     Years                    Years
------------------------------------------------------------------------------------------------------------------------------------

MML Equity Index
Oppenheimer Money***  (04/03/85)
Oppenheimer Bond (04/03/85)
Oppenheimer Strategic Bond (05/03/93)
Oppenheimer High Income (04/30/86)
Oppenheimer Growth & Income (07/05/95)
Oppenheimer Multiple Strategies (02/09/87)
Oppenheimer Growth (04/03/85)
Oppenheimer Capital Appreciation (08/15/86)
Oppenheimer Global Securities (11/20/90)
Panorama Total Return (09/30/82)
Panorama Growth (01/21/82)
Panorama International Equity (05/13/92)
Panorama LifeSpan Capital Appreciation (09/01/95)
Panorama LifeSpan Balanced (09/01/95)
Panorama LifeSpan Diversified Income (09/01/95)

* The performance information is based on the Policy's Fund Value since there are no surrender charges and we assume no Policy Debt.

** Historical investment results and current charges are used to determine values; if guaranteed charges were used the results would be lower.

*** Although the Oppenheimer Money Fund commenced operations on 4/3/85, the information necessary to calculate the Total Returns is available only for the year 1987 and subsequent periods.

                                  APPENDIX C
                                  ----------

                        MODAL TERM PREMIUM CALCULATION

The Modal Term Premium is an estimate of the premium that will be sufficient to cover the Premium Deduction and the Monthly Deduction for the Modal Term. It equals the Monthly Deduction(s) during the Modal Term divided by 1 less the Premium Deduction discounted at a rate no lower than the monthly equivalent of the minimum annual interest rate for the Guaranteed Principal Account.

Example:

     a.  Modal Term:                              3 Months

     b.  Premium Deduction:                       0.75%

     c.  Annual Interest Rate
         Used For Discounting
         Monthly Deduction(s):                    5%

     d.  Monthly Deduction In Month 1:            $100

     e.  Monthly Deduction In Month 2:            $110

     f.  Monthly Deduction In Month 3:            $120

     g.  Sum of Monthly Charges
         Discounted At Monthly
         Equivalent Of 5%:                        $328.58

     h.  Modal Term Premium
         (g. divided by 1 less Premium
         Deduction):                              $331.06
                                                  -------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING


Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V.  Subject to limitations of law, the Company shall indemnify:

     (a) each director, officer or employee;

     (b) any individual who serves at the request of the Company as a Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

     (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

     (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

     (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

     (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION UNDER SECTION 26(E)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that fees and charges deducted under the Variable Account Rider to the Group Universal Life Insurance Policy Certificate described in this Registration Statement and deducted under the Rider, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                    CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consists of 51 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933.

Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:

     1.  Coopers & Lybrand, L.L.C. [to be filed]
     2.  Actuarial consent [to be filed]
     3. Counsel opining as to the legality of securities being registered [to be filed]
     4. Opinion opining as to actuarial matters contained in the Registration Statement by C. Dale Games, Vice President [to be filed]

The following exhibits:

     1.  Exhibit 1

         (Exhibits required by paragraph A of the instructions to Form N-8B-2)

         (1)   (a)    Resolution of the Board of Directors of Massachusetts
                      Mutual Life Insurance Company authorizing the establishment of the Separate Account.

               (b) Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company authorizing the establishment of the GVUL Segment of Massachusetts Mutual Variable Life Separate Account I.

         (2) Not Applicable.

         (3)   (a)    Form of Distribution Servicing Agreement between MML
                      Distributors, LLC, and MassMutual.

               (b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual.

               (c)    Form of Broker Dealer Selling Agreement.

         (4)   Not Applicable.

         (5) Form of Group Flexible Premium Adjustable Life Insurance Certificate To Age 95 with Variable Rider.

         (6)   Organizational documents of the Company.

               (a)  Certificate of Incorporation of MassMutual.

               (b)  By-Laws of MassMutual.

         (7)   Not Applicable.

         (8)   (a)   Form of Participation Agreement with Oppenheimer Variable
                     Account Funds.

               (b)   Form of Participation Agreement with Panorama Series Fund,
                     Inc.

         (9)   Not Applicable.

         (10)  (a)  Form of Enrollment Form [to be filed].

               (b)  Form of Application [to be filed].

               (c) Form of Variable Account Rider is included in Exhibit 1 above.

     2. Opinion and Consent of Counsel as to the legality of the securities being registered. [to be filed]

     3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

     4.  Not Applicable.

     5. Opinion and consent of C. Dale Games opining as to actuarial matters pertaining to the securities being registered. [to be filed].

     6. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. [to be filed].

     7.  Consent of Independent Accountants. [to be filed].

     8.  Powers of Attorney.

     27. Financial Data Schedule. [to be filed after GVUL Segment of Separate Account commences operation].

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Life Separate Account I has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the28th day of February, 1997.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
  (Depositor)

By: /s/ Thomas B. Wheeler*
    ---------------------
Thomas B. Wheeler, Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/Richard M. Howe
------------------
*Richard M. Howe - On February 28, 1997, as Attorney-in-Fact pursuant to powers of attorney filed herewith.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.


SIGNATURE                                 TITLE                      DATE
---------                                 -----                      ----

/s/ Thomas B. Wheeler*         Chief Executive Officer and     February 28, 1997
---------------------------       Chairman of the Board
Thomas B. Wheeler

/s/ John J. Pajak*            President and Chief Operating    February 28, 1997
---------------------------              Officer
John J. Pajak

/s/ Daniel J. Fitzgerald*    Chief Financial Officer & Chief   February 28, 1997
---------------------------         Accounting Officer
Daniel J. Fitzgerald

/s/ Roger G. Ackerman*                   Director              February 28, 1997
---------------------------
Roger G. Ackerman

/s/ James R. Birle*                      Director              February 28, 1997
---------------------------
James R. Birle

/s/ Frank C. Carlucci, III*              Director              February 28, 1997
---------------------------
Frank C. Carlucci, III

/s/ Gene Chao*                           Director              February 28, 1997
---------------------------
Gene Chao

/s/ Patricia Diaz Dennis*                Director              February 28, 1997
---------------------------
Patricia Diaz Dennis

/s/ Anthony Downs*                       Director              February 28, 1997
---------------------------
Anthony Downs

/s/ James L. Dunlap*                     Director              February 28, 1997
---------------------------
James L. Dunlap

/s/ William B. Ellis*                    Director              February 28, 1997
---------------------------
William B. Ellis

/s/ Robert M. Furek*                     Director              February 28, 1997
---------------------------
Robert M. Furek

/s/ Charles K. Gifford*                  Director              February 28, 1997
---------------------------
Charles K. Gifford

/s/ William N. Griggs*                   Director              February 28, 1997
---------------------------
William N. Griggs

/s/ George B. Harvey*                    Director              February 28, 1997
---------------------------
George B. Harvey

/s/ Barbara B. Hauptfuhrer*              Director              February 28, 1997
---------------------------
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*                    Director              February 28, 1997
---------------------------
Sheldon B. Lubar

/s/ William B. Marx, Jr.*                Director              February 28, 1997
---------------------------
William B. Marx, Jr.

/s/ John F. Maypole*                     Director              February 28, 1997
---------------------------
John F. Maypole

/s/ Donald F. McCullough*                Director              February 28, 1997
---------------------------
Donald F. McCullough

/s/ Barbara S. Preiskel*                 Director              February 28, 1997
---------------------------
Barbara S. Preiskel

/s/ Alfred M. Zeien*                     Director              February 28, 1997
---------------------------
Alfred M. Zeien

/s/Richard M. Howe
------------------
*Richard M. Howe - On February 28, 1997, as Attorney-in-Fact pursuant to powers of attorney filed herewith.

                                 EXHIBIT LIST

1(1)(a) Resolution establishing Massachusetts Mutual Variable Life Separate Account I.

1(1)(b) Resolution establishing the GVUL Segment of Massachusetts Mutual Variable Life Separate Account I.

1(3)(a) Form of Distribution Servicing Agreement between MML Distributors, LLC, and MassMutual.

1(3)(b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual.

1(3)(c)   Form of Broker Dealer Selling Agreement.

1(5) Form of Group Flexible Premium Adjustable Life Insurance Certificate To Age 95 with Variable Rider.

1(6)(a)   Charter of MassMutual

1(6)(b)   By-Laws of MassMutual

1(8)(a)   Form of Participation Agreement with Oppenheimer Variable Account
          Funds.

1(8)(b)   Form of Participation Agreement with Panorama Series Fund, Inc.

8         Powers of Attorney

                                      62